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FILE NO. 82- 34736 FISCAL YEAR 12-31-03

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DAT : 2/19/04

File No. 82-34736

AR/S
12-31-03

The Sage Group plc

Annual Report and Accounts 2003

sage

File No. 82-34736

Contents

Overview

Sage is a leading supplier of accounting and business management software to small and medium-sized businesses ("SMEs"). Our expanding range of products and services includes accounting, payroll, fixed assets and HR management software; customer relationship management ("CRM") software; e-business products and services; and specialised software solutions for the manufacturing, distribution, construction, real estate and non-profit sectors.

The strength of our brands, the breadth of our product range, the resilience of our business partner channel and the sheer scale of our customer base continue to provide us with competitive advantage and a platform for sustained long-term growth. We remain committed both to seeking out new ways to manage our existing businesses better and to continuing the international expansion of the Group through acquisition.

Organic revenue growth will be derived from a number of activities: firstly, by attracting new customers to the Sage product range; secondly, by encouraging more of our customers to subscribe to and retain support contracts; thirdly, by selling additional products to existing customers; and finally, by marketing an expanding range of industry-specific software solutions to our customer base.


Financial Highlights
Turnover (£m)
99 00 01 02 03
307.0
412.2
484.1
551.7
560.3
Profit before tax (£m)
99 00 01 02 03
74.3
108.7
121.3
129.2
151.0
Earnings per share (pence)
99 00 01 02 03
4.22
5.92
6.59
6.99
8.16

Chairman's and Chief Executive's Review

We are pleased to announce results which show earnings growth of 11%*. During the year we have made further progress in generating more revenue from our customer base, which now numbers over 3.6 million. We have also continued our acquisition strategy, completing three significant acquisitions (two of them after the financial year-end), which have opened up new markets and further growth opportunities.

Market trends

Sage serves the market for accounting and business management software solutions for small and medium-sized businesses ("SMEs"). In this market, solutions designed to fit SMEs' specific requirements are delivered through local distribution channels, including value-added resellers.

During the year, the market has continued to exhibit three broad characteristics.

SMEs have continued to exercise caution in their spending on information technology. As a consequence, we have seen no significant change in spending on software. Larger SMEs, who might in a better economic climate replace their solutions, are increasingly focussing on extracting greater value from their existing solutions. Consequently they have invested in upgrades and complementary products. The market serving smaller SMEs is more stable, since newly formed businesses continue to automate their business processes for the first time.

SMEs generally have continued to spend strongly on services related to their software, which are often critical to efficient accounting and business processes.

Those larger SMEs replacing their solutions are increasingly seeking to purchase systems for a number of their business processes, rather than just for accounting. Often, the solutions they require are industry-specific. The market penetration of industry-specific business solutions is still relatively low.

Sage approach to the market

Our response to these economic and market trends has been as follows.

Software

Recognising that many of our customers are seeking to enhance rather than replace their existing solutions, our upgrade programmes introduce appropriate new features and enhancements for all customers. 373,000 existing customers purchased upgrades during the year. As a result, upgrade revenues grew 10% and represented 37% of software revenues.

For those of our customers seeking to replace their solutions, we have developed appropriate migration programmes based on our broad product portfolio. 49,000 existing customers purchased new software during the year. As a result, revenues from the sale of new licences to existing customers represented 12% of software revenues.

It is one of our key priorities to attract large numbers of new customers to the Group. Continued investment in our products, brands and marketing programmes resulted in the recruitment of 182,000 new customers during the year, excluding acquisitions.

Support
95% of our customers have less than 100 employees and as a consequence very few of them have in-house IT expertise. Instead they look to Sage to provide support. Since many of our customers are seeking to derive greater value from their existing solutions, we are providing higher tiers of service within our support contract offerings. These were purchased by 250,000 of our support customers during the year. Support revenues grew 8% in the year.

Industry-specific solutions
During the year, we introduced a number of new solutions tailored for particular industries, including manufacturing, construction and distribution. These solutions were introduced through internal product development and through acquisitions. We now serve over 160,000 of our customers with industry-specific solutions. As a result revenues from industry-specific solutions were 11% of revenues.

Competitive position
We continue to perform strongly against our competitors by leveraging the key strengths of our business. In a market where a substantial proportion of revenues comes from existing customers, our customer base of over 3.6 million SMEs is an important source of revenue opportunities. Our range of localised solutions, expanded by acquisitions, meet the requirements of SMEs by incorporating local business practices and legislation. Our solutions are delivered by an established community of local business partners and backed up by a local support service. We have a product portfolio which meets the needs of both small and large SMEs and which is continuously developed, not only through acquisitions but also using feedback from the 21,000 customer support calls that we receive each day. These features will continue to differentiate us from our competitors and are at the core of our growth strategy.

Operational review
UK
UK revenues grew 3% and represented 29% of Group revenues. Revenue growth was generated by sales to smaller SMEs, particularly through sales of upgrades and support to existing customers. The operating margin increased to 40%, from the prior year's 37%*, reflecting increased revenues from existing customers and also the benefit of the prior year's re-organisation of the mid-market division. UK operating profit grew 12%*.

While improving its operating margin, the UK business has continued to invest in its product portfolio. Its migration programme, targeted at smaller SMEs, has been strengthened by the introduction of new products, increasingly addressing the needs of SMEs in specific industries.

Mainland Europe
Economic conditions in Mainland Europe were the most challenging of all our markets and were exacerbated by falling demand in the aftermath of the transition to the euro. However, acquisitions enabled revenues to grow by 4% and Mainland Europe represented 24% of Group revenues.

In these conditions, many of our competitors saw a steep decline in business. By contrast, our businesses remained highly profitable, as we were able to take advantage of the sales opportunities that remain within our large customer base. Furthermore, we continued to invest in upgrade programmes and in developing support services for our customers.

Businesses acquired in the year contributed low initial margins and therefore overall margins fell to 22% (2002: 24%).

*Figures stated before 2002 sponsorship costs associated with The Sage Gateshead – see page 42.

Chairman's and Chief Executive's Review - continued

US

Overall US revenues grew by 4% and represented 47% of Group revenues. The accounting business grew revenues by 2%, while the CRM business grew revenues 13%.

Overall US operating margins grew to 23% (2002: 21%), led particularly by the improvement of CRM margins to 18% (2002: 14%). Overall US operating profits grew 17%.

In the accounting business, revenues were driven by our core accounting range, where our investment is focused, and in particular by *Peachtree's* 9% growth. Our core product range represented 80% of accounting revenues. The balance of revenues came from our legacy products, where we actively seek to migrate customers to core products. With lower investment, these products continue to provide strong profit contributions.

The CRM business performed particularly well, due to the success of its upgrade programme, which introduced compelling new features for customers of the *ACT!* contact management product. In this expanding market, we continue to make significant investments in both marketing and product development.

The US business has been built through a series of acquisitions, which have created a large product portfolio and a customer base spanning small and large SMEs. During the year, considerable progress was made in consolidating the US businesses into two divisions, one addressing smaller SMEs and one addressing larger SMEs. The centralisation of certain back-office functions, together with a cohesive approach to our customers and business partners, ensures we continue to build on our strong market presence in the US.

Acquisition activity

Our acquisition strategy remains core to our approach to the market. We acquire businesses not only to enter new territories, but also to expand our offer in territories where we already have a presence. The acquisition of businesses with well-established brands and customer bases provides opportunities to sell more products and services and so improve profitability.

We have made significant progress in our acquisition strategy through one major acquisition during the year, and two further acquisitions after the end of the year. In total, our acquisitions over the year and up to present represent a £177.4m investment in future growth, supported by our strong operating cash flows.

Timberline, acquired in September 2003 for an enterprise value of £55.9m, has expanded our US industry-specific offer into a further important market: the construction and real estate sector. We have 150,000 customers in the US construction and real estate sector already using our software. Many of these businesses represent excellent prospects for the *Timberline* product and we will develop programmes to facilitate migration to this higher-value solution. This acquisition contributed revenues of £1.6m in the period and made an operating profit of £0.5m.

Our acquisition of Grupo SP in October 2003, for an enterprise value of £49.1m, established a leading position in the attractive Spanish market. SP specialises in providing solutions for smaller businesses. It is our intention to sell additional products to SP's customer base and also to extend SP's presence to address the needs of larger SMEs by selling more sophisticated solutions.

With the acquisition of Softline, completed in November 2003, for an enterprise value of £54.9m, we gained market-leading positions in South Africa and Australia. Softline has well-established brands and large customer bases. We will use our expertise to sell more products and services to Softline's customers.

The two acquisitions completed after the end of the year added over 400,000 customers to the Group, bringing our customer base to over 3.6 million businesses.

In addition, we made a number of small acquisitions during the year, principally Concept Group in France, acquired in January 2003 for an enterprise value of £5.0m. This business provides complementary treasury and consolidation software for SMEs. This acquisition will provide stimulus to cross-selling initiatives, increasing the breadth and value of the solutions offered to our customers. Concept contributed revenues of £6.5m in the period and made an operating profit of £0.4m.

We will grow these businesses by using our customer base marketing expertise not only to sell more products and services to the new customers, but also to sell the acquired products to existing Sage customers. We expect to make further acquisitions as part of our response to the market trends noted above.

Our people

On 31 May 2003, Graham Wylie, Managing Director of UK operations and one of the co-founders of Sage, retired from the Board. The directors would like to thank Graham for his contribution to the business over the past 22 years.

We place significant emphasis on attracting, developing and retaining our people. The decentralised manner in which we manage our global network of businesses is based on nurturing the entrepreneurship and creativity of our employees. It is their understanding of local customers that enables our businesses to develop products and services appropriate for the marketplace. Our employees have also played an important role in maintaining and improving our levels of local customer service, for which we have won numerous industry awards. We thank all our people for their contribution to the year's performance.

Outlook

Revenue from services has proven more resilient than the sale of software in the weak economic conditions experienced during the year and consequently we expect this part of the business to deliver continuing growth.

Spending by smaller SMEs has demonstrated less dependence on macro-economic conditions than spending by larger SMEs. Demand from our small business customers is relatively predictable and therefore we expect this segment of our business to continue its growth. Sales to larger SMEs have been more sensitive to economic conditions, but we will continue to grow this part of the business through strong execution of marketing programmes for our expanded product and service range.

The Group is therefore positioned to deliver growth in unchanged economic conditions. Growth would be higher in the event of improved conditions since larger SMEs would seek to replace their solutions. The Group's largely fixed cost base means that a significant proportion of incremental revenues will translate into profit growth.

The start to the new financial year has been encouraging and, with significant earnings enhancement expected from our recent acquisitions, the Board views 2004 with confidence.

Michael Jackson
Chairman

Paul Walker
Chief Executive

Local solutions in local markets

At Sage, we believe that small businesses need business management solutions that are designed to suit their local business environment.

We continue to see accounting practices, tax legislation and business processes vary profoundly across different geographies. For example, the approach to structuring a chart of accounts in France is impacted by legal requirements whereas a book-keeper in the UK faces no such regulation and is comparatively free to organise accounting records according to internal requirements. Similarly the working of the value added tax regime in Europe significantly differs from the state tax requirements of the US. These and many more examples convince us that, at the SME level, locally developed solutions best meet the needs of our customers.

To respond effectively to these local needs, Sage's regional businesses have a high degree of autonomy. Local management makes the relevant decisions about product development and marketing and provides the support services required by our customers. Our global network of 17,000 business partners is also critical in delivering our local solutions. We believe that this localised approach to our markets gives our businesses a competitive advantage.

Our local businesses also benefit from being part of a global group of businesses, in which technological advances, best practice in customer service and marketing expertise can be effectively shared. We achieve this through the formation of 'virtual' teams comprising key management from our major businesses. These teams meet regularly to discuss and exchange proven examples of best practice in a given area of our business. Within our central Group function, our Business Development team is also focused on the identification and dissemination of best practice and on the co-ordination of group-wide technology initiatives.

We continue to extend our global network and expand our product offering by acquiring businesses, both in new territories and in territories where we already have a presence. The acquired businesses bring well-established products, brands, customer bases and channels to market. We have made significant progress in our acquisition strategy through one major acquisition during the 2003 financial year and two further acquisitions after the end of the year.

Key acquisitions, completed after the end of the year, extended our global reach to South Africa, Australia and Spain. While these businesses collectively have a strong base of over 400,000 customers, they are at a relatively early stage in selling extra products and services to their customers. The experience that other Sage companies have in selling support contracts, cross-selling complementary products and migrating customers up our product range will help these acquired businesses adopt new methods of selling to their customer bases, offering additional growth potential.

We believe that the combination of the scale and synergies of a global organisation and the knowledge and expertise of our local businesses, provides us with a significant advantage in the marketplace.


Canada
USA
Germany
France
Portugal
Switzerland
Spain
South Africa
Australia

Growing our customer base

Each year, many thousands of SMEs introduce business management software to automate business processes. They do this for many reasons. They may want to improve working capital management by invoicing more promptly and tightening credit control procedures. They may face changing regulations and want to ensure compliance through the automation of data collection. We see them taking the first step towards automating business processes at an early stage in their development and so find that the majority of our new customers come from the large number of new businesses formed each year in our markets.

To meet this demand, Sage has developed a complete suite of solutions ranging from book-keeping software suitable for small SMEs to business management software solutions for larger SMEs with up to hundreds of employees.

It is one of our priorities to sell this range of products to large numbers of new customers each year. We recognise that, initially, many of these customers spend only modest sums on their software solution. However, we know that, if we work closely with such customers and help them get the most out of their software as their businesses develop, many will come to purchase more of our products and services. We therefore invest heavily in development, branding and marketing programmes throughout our product range. In attracting new customers we are supported by 47,000 accountants and 17,000 business partners who recommend and resell our products. The retail channel is also an important route to market for attracting very small businesses.

New Sage customers benefit from software products that are proven, reliable and enhanced every year with new and improved features.

182,000 customers purchased a Sage solution for the first time during the year. Acquisitions added a further 51,000 customers during the year and over 400,000 after the end of the year.

For Sage, the value of attracting new customers lies not just in their initial spend on our software, but also on the further products and services that they buy throughout the rest of their lifetime.


405,000
51,000
162,000

Supporting our customers

With 95% of Sage's customers employing less than 100 people, it is not surprising that few can justify investment in dedicated in-house staff to look after their IT needs. Instead many of them look to Sage to provide this service.

Sage's customer service personnel are trained to be able to help customers overcome a variety of challenges. These challenges are often technical in nature; for example, customers seeking clarification on the use of a particular feature of our products. However customers also seek support over a broad range of issues outside of pure product support. For example, we advise customers about the potential impact of changing payroll legislation on their businesses, how to account for certain transactions or how to produce business forecasts.

The quality of our support service is critical to developing an enduring relationship with our customers. We take over 20,000 calls a day from our customers which provides us with a profound understanding of their needs. This insight shapes the future developments of our products and provides strong opportunities to sell further products and services to our customers.

In response to the needs of many of our customers for personalised and more comprehensive support, we have developed premium service versions of our support contracts, which we sold to 250,000 customers during the year.

To Sage, support services provide recurring, predictable revenues. During the year, Sage generated revenues of £271m from sales of more than 1 million support contracts.

The provision of high quality support is integral to the Sage business model, since it allows our customers to get more out of their Sage solution whilst also helping us to improve our products continually.


1.0m support contracts

Meeting our customers' needs

At Sage, we recognise that our customers are constantly developing their businesses to manage new challenges and to take advantage of new opportunities. The changes in their businesses can take many forms. Some customers are managing strong growth in their businesses, others are diversifying into new product or geographic markets. Whatever the reason for change, they need to be sure that their internal systems can keep pace and continue to provide the business insight they require.

The breadth of our product range means that our customers can be confident that we will be able to continue to meet their needs as their businesses change and grow.

Upgrades

For those customers that want to get the best out of their current Sage product, our software upgrade programmes introduce appropriate new features and enhancements for each of our products. The stimulus for new features often originates from customer feedback. Frequent change in the fiscal and legislative environment also drives the continual enhancement of our products. 373,000 existing customers purchased upgrades during the year.

Up-selling

As a small business establishes itself and expands, its accounting and business processes become more complex. For example, it may start to export products and need to invoice in a foreign currency or it may open new outlets and so become multi-locational. It is changes of this nature that can lead a customer to replace its entry-level, book-keeping software with a more sophisticated business management solution. Our trained customer account managers are well placed to identify these needs and assist customers with the transition to new solutions that better serve their businesses.

Cross-selling

Many SMEs now have PCs throughout their businesses and are seeing the benefits of automating further parts of their business and linking accounts data to these other areas. To meet these emerging needs, Sage has expanded its suite of accounting products to serve more parts of our customers' businesses. For example we provide:

- Customer Relationship Management ("CRM") software; allowing a business to get a single view of all its interactions with each of its customers.
- Forecasting, Job Costing and Fixed Asset tracking tools; enabling accounts data to be analysed in order to improve business planning and control.
- *Human Resources solutions; enabling businesses to streamline HR administration and link it to payroll processes.*

Our extensive dialogue with our customers enables us to identify those businesses that need to replace or expand their existing software. We then help those customers migrate to a suitable solution from our broad product range, often engaging a local business partner to install and tailor the software to their requirements. During the year, 49,000 of our customers migrated to new solutions as a result of up-selling and cross-selling.

Sales of software to existing customers, through upgrades and migrations, generated £109m of revenue during the year. Meeting our customers' needs through these initiatives not only increases the satisfaction and loyalty of our customers but also makes an important contribution to our ongoing revenues.


installations
Business Management Solutions
Accounting System
Book-keeping
p.13

Focusing on industry solutions

Businesses in different industries have different information needs and manage their business processes in different ways. In recent years, SMEs have shown an increasing demand for software tailored to the requirements of the industry in which they operate.

As an alternative to generic ("horizontal") solutions, which for some SMEs are not the best fit, Sage offers industry-specific ("vertical") solutions for those industries where the needs of SMEs are most specialised. These solutions enable SMEs to optimise their business processes rather than adapting them to conform with standard software.

Our vertical solutions range from extensions to our generic entry-level software to more complete solutions for larger SMEs. Our current vertical offerings cover the following industry sectors:

- Manufacturing
- Construction
- Real Estate
- Distribution
- Accountancy
- *Not-for-profit* (charities, schools, hospitals, etc.)

There are compelling reasons for focusing on these sectors. We know that many thousands of our 3.6 million customers are engaged in these industries. Today, the vast majority of them use our horizontal solutions whilst our research indicates that many would prefer to use a solution designed specifically for their industry backed by Sage's standards of customer support. Furthermore, our research of these sectors has identified a number of unique needs that are inherently not addressed by horizontal software. For example, a construction company has to ensure it complies with the tax legislation associated with the use of sub-contractors. Similarly a charitable institution often needs to confirm that donations received have been routed to designated *beneficiaries*. We believe that these unique requirements make tailored solutions highly appealing to many of our customers.

We considerably strengthened our vertical offering during the year, both by building new products and by acquiring vendors of vertical solutions:

- In the US, we acquired Timberline, a business serving the US construction and real estate sectors.
- We launched a series of extensions to our *Peachtree* product, for small SMEs in the US manufacturing, distribution, not-for-profit and accountancy sectors.
- In the UK, we acquired products for the construction and manufacturing industries, which we are now offering as additional modules for our generic accounting package.
- In Germany, we acquired the *Primus* range of products for builders and craftsmen.

Of a total of 1.3 million of our customers operating in our six focus industries, we now serve 160,000 customers with an industry-specific solution. We will continue to invest in developing and marketing these products so that more of our customers, both new and existing, will be able to benefit from Sage vertical solutions.


Accountancy
Construction
Real Estate
Manufacturing
Distribution
Not-for-profit
p.15

Directors and Advisers

Michael Jackson, 53
Chairman
Non-executive Chairman who has been a director of the Group since 1984. He is Chairman of Elderstreet Investments Limited, a City of London based venture capital and investment company. Michael is a director and investor in a number of quoted and unquoted companies, including Planit Holdings plc, Netstore plc, Computer Software Group plc and Micromuse, Inc. Michael qualified as a chartered accountant with Coopers & Lybrand.

Paul Walker, 46
Chief Executive
Paul joined Sage as company accountant in 1984 having previously trained as a chartered accountant with Arthur Young. He was appointed Finance Director in 1987 and became Chief Executive in 1994. In May 2002, Paul was appointed to the Board of Diageo plc as a non-executive director, and has been a non-executive director of MyTravel Group plc since December 2000.

Paul Harrison, 39
Finance Director
A chartered accountant, Paul moved from Price Waterhouse to become Group Financial Controller of Sage in 1997. He joined the Board as Group Finance Director in April 2000.

Paul Stobart, 46
Managing Director of UK and Irish operations
After qualifying as a chartered accountant with Price Waterhouse, Paul spent five years in corporate finance with Hill Samuel before joining Interbrand, an international marketing services consultancy, in 1988. He joined Sage in 1996 as Business Development Director becoming Managing Director of the UK and Irish operations on 1 June 2003. In July 2003, Paul was appointed to the Board of Capital & Regional plc as a non-executive director, and has been a non-executive director of Planit Holdings plc since May 2001.

Guy Berruyer, 52
Managing Director of Mainland Europe operations
Guy was a director of Bull and Claris before joining Intuit as Country Manager and then European Director. He joined Sage in 1997 and was appointed to the Board in January 2000.

Ron Verni, 55
Managing Director of US operations
Ron was a Vice President of Marketing with Automatic Data Processing and President and CEO of NEBS Software, Inc. before joining Peachtree Software, Inc. as President and CEO in July 1994. In October 2000 Ron was appointed CEO of the combined Sage US operations, and was appointed to the Group Board in July 2002.

Lindsay Bury, 64
Non-executive Director
Non-executive Director since 1996. Chairman of South Staffordshire Group plc, and Henderson Electric and General Investment Trust plc. Lindsay is also a director of Servicepower Technologies plc and is a director and shareholder of a number of private software companies.

John Constable, 67
Non-executive Director
Non-executive Director since 1996. John is a former Director General of the Institute of Management and a current director of NMBZ Holdings Limited. He is a visiting Professor at Cranfield Institute of Management.

Kevin Howe, 54
Non-executive Director
Kevin joined the Group in 1991 following its acquisition of DacEasy in the US. He served as an executive director until 1 February 2001 when he moved to his current non-executive role. Kevin manages Mercury Ventures, a venture capital fund specialising in investment in leading-edge technology start-up businesses.

Tim Ingram, 56
Non-executive Director
Tim is Chief Executive of Caledonia Investments plc. He was formerly Managing Director of Business to Business Banking at Abbey National plc. He is a non-executive director of Savills plc. He was appointed to the Group Board in March 2002.

Financial Advisers
Deutsche Bank
1 Great Winchester Street
London
EC2N 2EQ

Corporate Brokers
Deutsche Bank
1 Great Winchester Street
London
EC2N 2EQ

Regional Brokers
Brewin Dolphin
Securities Limited
Commercial Union House
39 Pilgrim Street
Newcastle upon Tyne
NE1 6RQ

Principal Bankers
Lloyds TSB Bank plc
Corporate Banking
1st Floor
31/32 Park Row
Leeds
LS1 5JT

Auditors
PricewaterhouseCoopers LLP
89 Sandyford Road
Newcastle upon Tyne
NE99 1PL

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Solicitors
Allen & Overy
One New Change
London
EC4M 9QQ

Registered Office
Sage House
Benton Park Road
Newcastle upon Tyne
NE7 7LZ

The Sage Group plc
Registered Number:
2231246
www.sage.com


Michael Jackson
Paul Walker
Ron Verni
Guy Berruyer
Paul Stobart
Lindsay Bury
Tim Ingram

Financial Review

Overview

In the year ended 30 September 2003, turnover increased by 2% to £560.3m (2002: £551.7m). Operating profit rose by 8% to £155.9m (2002: £143.7m*) reflecting an operating margin of 28%. Profit before taxation increased by 12% to £151.0m (2002: £135.2m*) and basic earnings per share grew by 11% to 8.16p (2002: 7.32p*). These results include a charge of £2.0m for the loss on disposal of a non-core division in May 2003. The impact of the year on year movement in exchange rates was to decrease turnover by £11.9m and operating profit by £2.2m, mainly due to the strengthening of sterling against the US dollar. Accordingly, on a constant currency basis, turnover increased by 4% and operating profit increased by 10%*.

Revenue analysis

Revenue can be analysed between the sale of licences (both as part of an initial sale and upgrade or enhancement of an existing software system) and the sale of other products and services – principally support contracts, training and business forms – to existing customers. On a constant currency basis new licence sales were 1% ahead of prior year whilst other products and services revenue grew by 6%. Other products and services revenue contributed 60% to total revenue (2002: 59%), with support revenue alone contributing 48% to total revenue (2002: 46%).

Geographical contributions

In the year ended 30 September 2003, the US contributed 47% of Group turnover; the UK 29%; France 17% and Germany and Switzerland 7%.

Whilst the US continues to represent the largest market for Sage in revenue terms, the UK remains the most profitable business contributing 41% of operating profit (2002: 40%*). The UK's operating margin increased to 40%, from the prior year's 37%*, reflecting increased revenues from existing customers and also the benefit of the prior year's re-organisation of the mid-market division.

Economic conditions in Mainland Europe were the most challenging of all our markets and were exacerbated by falling demand in the aftermath of the transition to the euro. However, acquisitions enabled revenues to grow on a constant currency basis by 4%.

Overall US revenues on a constant currency basis grew by 4%. The accounting business grew revenues by 2%, while the CRM business grew revenues 13%, both on a constant currency basis. Overall US operating margins grew to 23% (2002: 21%), led particularly by the improvement of CRM margins to 18% (2002: 14%).

Overall Group operating margins were 28% for the year (2002: 26%*).

Taxation, attributable profits, dividends and earnings per share

A tax charge has been provided on 2003 profits at an effective rate of 31% (2002: 31%). This is higher than the standard rate of tax in the UK as profits earned outside the UK are taxed at higher rates.

Profit attributable to shareholders was £83.1m (2002: £69.9m), after providing for ordinary dividends of £21.1m (2002: £19.1m). Total dividends comprise an interim payment of 0.555p per share, paid in June 2003 and 1.095p per share proposed as a final dividend, taking the proposed full year dividend to 1.650p per share (2002: 1.500p per share).

Basic earnings per share of 8.16p covered the ordinary dividend 5 times and grew 11%* on last year.

Cash flow, net debt and acquisitions
Cash generation continues to be strong across the Group with £183.8m of operating cash flow generated in the year. After interest, tax and dividends, this gave free cash flow of £127.9m. Acquisitions were completed in the period for a cash cost of £76.1m. Acquired businesses held £9.9m of cash upon acquisition and debt of £0.5m. After net capital expenditure of £40.6m, payments in respect of prior period acquisitions of £7.2m and other movements of £8.8m, net debt stood at £110.6m at 30 September 2003 (30 September 2002: £132.8m).

The acquisitions of Softline and Grupo SP, completed after the year-end, for a total enterprise value of £104.0m, were financed by a combination of additional debt and cash held in the business.

Balance sheet
Capitalised goodwill arising from acquisitions increased by £69.8m in the year resulting in a goodwill asset of £900.7m at 30 September 2003 (2002: £830.9m). The directors consider this asset to represent the aggregate value of acquired customer bases, channels to market, brands and technology – intangible assets which, for the acquisitions made, are expected to increase in value over time. Accordingly no charge for amortisation of goodwill is provided in these accounts.

Capital commitments
As stated in last year's annual report, during 2002 the UK business commenced construction of a new facility to house the majority of its employees. The total cost of the facility is estimated to be £72m and completion is scheduled for May 2004. During the year ended 30 September 2003 capital expenditure was £36m (2002: £8m). At 30 September 2003 the Group had contracted capital commitments over the next 9 months of £28m in connection with this project.

Treasury
Facilities, cash management and gearing
During the year the Group repaid $50m of its $250m term loan, the remainder of the loan amortising over the period to 27 March 2006. In addition, the Group's $250m multi-currency revolving credit facility remains in place. This facility also expires on 27 March 2006. At 30 September 2003 £51.8m ($86.0m) had been drawn under this revolving facility leaving £98.7m ($164.0m) unutilised.

At 30 September 2003 the Group also had $24.0m (£14.4m) of senior notes issued to the US private placement market.

During the year a new facility of £60m was taken out to fund the capital expenditure relating to the premises under construction in the UK. At 30 September 2003 £21.5m was drawn under this facility leaving £38.5m unutilised.

With the exception of the £60m facility referred to above, the Group's debt facilities have been used to finance acquisitions. Group cash balances are invested for appropriate periods with institutions with high credit ratings. Gearing remains at prudent levels, with the net debt to EBITDA (earnings before interest, tax, depreciation and amortisation) ratio below 0.7 and with net interest covered by operating profit 32 times.

Hedging strategy
Whilst a substantial proportion of the Group's revenue and profit is earned outside the UK, subsidiaries generally only trade in their own currency. The Group is therefore not subject to any significant foreign exchange transactional exposure. The Group's principal exposure to foreign currency therefore lies in the translation of overseas profits into sterling. This exposure is hedged to the extent that these profits are offset by interest charges in the same currency, arising from the financing of the investment cost of overseas acquisitions by borrowings in the same currency.

*Figures stated before 2002 sponsorship costs associated with The Sage Gateshead - see page 42.

Financial Review – continued

Hedging strategy – continued

The Group treasury management policy provides that the Group will seek to fix interest rates on a proportion of its debt when market conditions make this desirable. At 30 September 2003 interest rates were fixed on the $24.0m (£14.4m) of senior notes issued to the US private placement market. Otherwise net debt was held at variable interest rates. In light of the nature and level of the exposures identified above, the Group does not hold any sophisticated financial instruments such as derivatives.

Post balance sheet events

On 24 October 2003 the Company announced that it had acquired Grupo SP, S.A., a leading provider of entry-level accounting software in Spain, for an enterprise value of £49.1m, to be paid in cash. SP had net cash of £6.6m upon acquisition, giving an equity value of £55.7m for the transaction.

On 14 November 2003 the Company completed the acquisition of the business and assets of Softline Limited ("Softline"); a company listed on the JSE Securities Exchange South Africa. The acquisition was for an equity value of £66.0m, to be financed using the Company's existing debt facilities. Softline had net cash of £11.1m as at 31 March 2003, giving an enterprise value of £54.9m. Softline is a leading provider of business management software in South Africa and Australia.

Paul Harrison
Finance Director

Directors' Report

The directors present their report and the audited financial statements for the year ended 30 September 2003.

Principal activities

The Group's principal activities during the year continued to be the development, distribution and support of business management software and related products and services for medium-sized and smaller businesses.

Review of business

The Group achieved a profit on ordinary activities before taxation of £151,037,000 on a turnover of £560,345,000. A review of operations of the Group during the year and an indication of future prospects are contained in the Chairman's and Chief Executive's Review on pages 2 to 5.

Results and dividends

The trading results for the year, dividends paid and proposed, and the amount transferred to reserves are set out on page 34.

The Board proposes a final dividend of 1.095p per share (2002: 1.343p per share) taking the proposed full year dividend to 1.650p per share (2002: 1.500p per share).

Research and development

During the year, the Group invested £57,979,000 in research and development (2002: £57,825,000). This has resulted in a number of new products and features as referred to in the Chairman's and Chief Executive's Review on pages 2 to 5.

Charitable contributions

During the year, the Group made charitable contributions totalling £120,000. No political donations were made in the year.

Directors and their interests

A list of directors, their interests in the ordinary share capital of the Company and details of their options over the ordinary share capital of the Company are given in the Remuneration Report on pages 28 to 33. No director had a material interest in any significant contract, other than a service contract, with the Company or any of its subsidiaries at any time during the year.

Creditor payment policy

Given the international nature of its operations, the Group does not operate a standard code in respect of payments to suppliers. Subsidiary operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted, including the terms of payment. It is the Group's policy that payments to suppliers are made promptly in accordance with these terms. Creditor days for the Group have been calculated at 40 days (2002: 41 days).

Substantial shareholdings

At 22 December 2003, the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company:

Deutsche Bank AG	10.82%
M & G Investment Management Limited	3.89%
The Capital Group Companies Inc.	3.62%
Legal & General Investment Management Limited	3.00%

Corporate Social Responsibility

The Group conducts its business with appropriate regard to the rights and interests of shareholders, employees and other stakeholders. The Board recognises the significance of social, environmental and ethical issues to the business of the Group. It receives reports at each Board meeting of relevant developments in these areas and of the policies adopted by the Group to meet those concerns. The Risk Committee, discussed at page 25 below, considers and identifies any risks to the business of the Group from these areas and reports on such risks to the Board.

The Group is committed to monitoring its corporate social responsibility policies in key areas, including environmental impact. Reports are received on a quarterly basis from the operating companies on key indicators, such as mix of the workforce by gender, ethnic origin and disability and the level of waste product recycled. Whilst specific targets in these areas have not yet been set, as monitoring develops the Board will, in conjunction with the operating companies, consider the setting of specific targets.

Whilst the Board considers that material risks to the Group from social, environmental and ethical issues are limited, given the nature of the business of the Group, it recognises the reputational risks that may arise from a failure to meet relevant concerns and, therefore, undertakes that policies are adopted in the key areas of employment, community and environmental matters to ensure that any such risk is limited. Examples of policies in these areas are given below.

Directors' Report – continued

Employment
The Group continues to give full and fair consideration to applications for employment made by disabled persons, having regard to their respective aptitudes and abilities. The policy includes, where practicable, the continued employment of those who may become disabled during their employment and the provision of training and career development and promotion, where appropriate.

The Group recruits, employs and promotes employees purely on the basis of their qualifications and suitability for the work to be performed. The Group is committed to providing a safe and healthy working environment, to establishing 'health at work' schemes and to applying employment practices which are sensitive to the needs of employees. The Group is committed to the training and development of its workforce.

The Group communicates openly with its employees by way of employee forums, corporate intranet facilities and satisfaction surveys and many employees are stakeholders in the business through participation in share option schemes. Because consulting and listening to our employees forms a key part of the creation of the Group's equal opportunities strategy, the Group has undertaken an extensive culture survey with the support of external consultants to understand better the views of its employees and the culture of the organisation.

Community
The Group is an integral and committed part of the communities in which it is based and is committed to developing that relationship. Close relationships with those communities have been fostered through participation in community initiatives and donations to Community Foundations.

In the UK, during the year, the Group has worked with a number of charities and organisations including the Tyne and Wear Community Foundation and the Newcastle Employment Bond (a scheme working with the local community to get the long-term unemployed back into work). The Group also runs an annual international soccer festival for young people.

Outside the UK, our businesses have also participated in a variety of community activities and made donations to local charities. PC equipment which is no longer needed by the Group is donated to charities and schools.

The Group promotes small business through numerous award schemes and free education and awareness seminars. During the year, our businesses won numerous awards for the quality of their customer service. Promoting the use of the internet in business has been an area of emphasis, particularly its use in the electronic filing of a range of mandatory government submissions. The Group's awareness of the importance of prompt payment to small business is demonstrated by its payment terms with customers and suppliers.

Environment
Although the Group's operations have minimal environmental impact, it is committed to ensuring that its operations have as little impact as is consistent with its business needs. The Group works to promote environmental care, to increase its understanding of environmental issues, and to spread environmental best practice throughout its business. Its waste materials are recycled, where possible, and waste paper is minimised by promoting paperless processes and downloadable software products. The Group has introduced policies to reduce the number of car users.

In the UK, the Group has developed a new environmental and waste management policy. Detailed plans for the implementation of these policies are being adopted during the 2003/04 financial year. As part of this policy it has undertaken a full environmental assessment of the impact on the local ecosystem of the new UK facility at Newcastle Great Park.

Outside the UK, similar environmental and waste management practices are followed.

Our UK business has produced its first Corporate Citizenship report for the year 2002/2003. This will be made available at its website at www.sage.co.uk during the current year. Our other businesses have committed to develop similar reports during 2003/04.

Annual General Meeting

Notice of the sixteenth Annual General Meeting of The Sage Group plc to be held on 4 March 2004 is set out on page 62. A form of proxy is enclosed for members who wish to use one. It should be returned so as to be with the Company's registrars no later than 11.00am on Tuesday 2 March 2004. Shareholders with internet access may register their voting instructions for the forthcoming Annual General Meeting via the internet. They may register their vote electronically by going to www.sharevote.co.uk. They will be required to key in the three security numbers printed on the form of proxy to access the voting site.

As well as the ordinary business of the meeting, resolutions will also be proposed to enable the directors to continue to use their existing power to allot unissued shares in the capital of the Company up to an aggregate nominal amount of £4,263,861 (representing one third of the nominal value of the Company's issued share capital) and to allot equity securities for cash up to an aggregate nominal amount of £639,579 (representing 5% of the issued ordinary share capital of the Company). The directors do not have any present intention of exercising these authorities other than in connection with the Group's employee share schemes.

Resolution 8 set out in the Notice of Meeting is to approve the Remuneration Report on pages 28 to 33. The Directors' Remuneration Report Regulations 2002 ("the Regulations") require that a report, prepared in accordance with the Regulations, is put to a vote of shareholders at the Annual General Meeting.

In accordance with the Company's Articles of Association Mr M E W Jackson, Mr P A Walker, Mr P S Harrison and Mr P L Stobart will be retiring at the Annual General Meeting, and, being eligible, will offer themselves for re-election.

Mr P A Walker, Mr P S Harrison and Mr P L Stobart have service contracts with the Company terminable on 12 months notice. Mr M E W Jackson has a contract for services with the Company for a fixed period of 2 years terminable by either the Company or Mr M E W Jackson within that two year period by 12 months or 1 months notice respectively.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office, and a resolution that they be re-appointed will be proposed at the Annual General Meeting.

By Order of the Board

M J Robinson
Secretary
22 December 2003

Corporate Governance Statement

The Company and the Group are committed to high standards of corporate governance. The Board is accountable to the Company's shareholders for good corporate governance. This statement describes how the relevant principles of corporate governance are applied by the Company. Throughout the year the Company has been in compliance with the provisions set out in the Combined Code for Corporate Governance appended to the Listing Rules of the UK Listing Authority, unless otherwise indicated.

The Workings of the Board and its Committees

The Board

The Board currently comprises the non-executive Chairman, the Chief Executive, four other executive directors, three independent non-executive directors and another non-executive director. The roles of the Chairman and the Chief Executive are quite distinct from one another and are clearly defined in written terms of reference for each role adopted by the Board. The directors' biographies appear on page 16. These demonstrate that the directors have a range of experience and are of sufficient calibre to bring independent judgement on issues of strategy, performance, resources and standards of conduct, which is vital to the success of the Group. All directors are subject to re-election at least every three years.

The Board is responsible to shareholders for the proper management of the Group. Where it is considered appropriate, training is made available to directors. A statement of the directors' responsibilities in respect of the accounts is set out on page 27. The Board has formally adopted a schedule of matters specifically reserved to it for decision which is available to shareholders *on request to the Secretary at the registered office.*

All directors have access to the advice and services of the Secretary, who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. The Secretary ensures that the directors take independent professional advice as required. The appointment and removal of the Secretary is a matter for the Board as a whole.

The Board meets formally six times a year, reviewing trading performance, ensuring adequate funding, setting and monitoring strategy, examining major acquisition opportunities and reviewing regular reports to shareholders. In the year under review all directors attended all of these Board meetings other than one non-executive who was unable to attend one meeting. The non-executive directors have a particular responsibility to ensure that the strategies proposed by the executive directors are fully considered. To enable the Board to discharge its duties, all directors receive appropriate and timely information. Briefing papers are distributed by the Secretary to all directors in advance of Board meetings.

The members of the Board have evaluated the performance of the Board, its committees and individual members at meetings and also through the completion of detailed questionnaires which are reviewed and considered by the Chairman. Further details are set out under the heading "Revised Combined Code" on page 26.

Committees of the Board deal with certain specific aspects of the Group's affairs. Until this year, the roles of the Remuneration and Nomination Committees were combined in the Remuneration and Succession Committee. However, having considered the membership of this Committee, the Board decided to create separate committees with responsibility for the areas of remuneration and of succession. The Committees of the Board are, therefore, the Remuneration Committee, the Audit Committee and the Nomination Committee (details of all these committees are set out below).

Remuneration Committee

The Group's Remuneration Committee is chaired by Mr L C N Bury, and its other members are the other independent non-executive directors, Professor C J Constable and Mr T C W Ingram. The Committee meets at least twice a year. All members attended all the meetings in the year under review. The Chief Executive may, by invitation of the Committee, attend meetings (except when his own performance and remuneration are under review) but is not a member of the Committee. The Committee is responsible for making recommendations to the Board, within agreed terms of reference, on the Company's framework of executive remuneration and its cost. The Committee determines the contract terms, remuneration and other benefits for each of the executive directors including share options, performance related bonus schemes, pension rights and compensation payments. Remuneration consultants advise the Committee. The Board itself determines the remuneration of the non-executive directors.

Details of the Company's policies on directors' remuneration are given in the Remuneration Report on pages 28 to 33, together with further details of the Remuneration Committee.

Audit Committee

The Audit Committee is chaired by Professor C J Constable, and its other members are the other independent non-executive directors, Mr L C N Bury and Mr T C W Ingram. It meets at least three times a year. All members attended all the meetings in the year under review. The Committee provides a forum for reporting by the Group's internal and external auditors. The Group Finance Director may, by invitation of the Committee, attend meetings but is not a member of the Committee. The Audit Committee is responsible for reviewing half-year and annual accounts before their submission to the Board and reviews the effectiveness of internal controls. The Audit Committee advises the Board on the appointment of external auditors and on their remuneration both for audit and non-audit work and discusses the nature, scope and results of the audit with the external auditors. The Audit Committee keeps under review the cost effectiveness and the independence and objectivity of the external auditors. In addition, the Audit Committee reviews the appointment, remuneration and utilisation of internal audit service which is currently outsourced to KPMG.

The Company's auditors, PricewaterhouseCoopers LLP, also perform non-audit services for the Group (principally tax advice and due diligence in relation to acquisitions) over and above the external audit. The Audit Committee keeps this issue under review and is confident that the objectivity and independence of the auditors is not impaired in any way by reason of this further work.

To this end the Committee has put in controls to ensure that the independence of the external audit process is not compromised and that in the provision of non-audit services, the objectivity and independence of the external auditors is safeguarded. These controls are:

Monitoring of independence and effectiveness of the audit process – the scope, fee, performance and independence of the external auditor is considered annually by the Audit Committee, together with an evaluation of whether the external audit should be tendered. In addition, audit partners are rotated every five years, and a formal statement of independence from the external auditors is received each year.

Provision of non-audit services – executive management has the discretion to obtain taxation services from the external auditors without prior reference to the Audit Committee subject to regularly appraising the Audit Committee of the amount and nature of such fees. Other non-audit services may be undertaken by the external auditors subject to all projects expected to cost in excess of an amount set by the Audit Committee, being approved in advance either by the Chairman of the Audit Committee or by the full Audit Committee depending on the expected cost of the project.

Nomination Committee

The Nomination Committee is chaired by the Chairman of the Board, Mr M E W Jackson and consists of the Chairman and the three independent non-executive directors, Mr L C N Bury, Professor C J Constable and Mr T C W Ingram. The Nomination Committee meets on an ad hoc basis as required. As the role of the Nominations Committee was until recently combined in the Remuneration Committee no meetings of a separate Nominations Committee took place in the year under review.

The Nomination Committee is responsible for a number of matters relating to the composition of the Board and its committees including proposing candidates for appointment to the Board, having regard to its balance and structure. Recruitment consultants are used to assist in the process.

Relations with shareholders

Communication with shareholders is given high priority. The Chairman's and Chief Executive's Review on pages 2 to 5 includes a detailed review of the business and future developments. A full Annual Report and Accounts is sent to shareholders. The Company also has a website (www.sage.com) which contains up to date information on Group activities and published financial results. There is regular dialogue with individual institutional shareholders, as well as presentations to analysts after the Company's announcement of the year-end and half-year results.

The Board uses the Annual General Meeting to communicate with private and institutional investors and welcomes their participation. Details of resolutions to be proposed at the Annual General Meeting on 4 March 2004 can be found in the Notice of Meeting on page 62.

Internal control

The Board is responsible for the operation and effectiveness of the Group's system of internal controls. There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process has been in place for the year under review and up to the date of approval of this report. It is regularly reviewed by the Board and complies fully with the Turnbull guidance.

The internal control systems are designed to meet the Group's particular needs and the risks to which it is exposed, and by their nature can only provide reasonable but not absolute assurance against misstatement or loss.

The effectiveness of this process has been reviewed by the Audit Committee, which reports its findings to the Board. The processes used by the Audit Committee to review the effectiveness of the system of internal control include discussions with management on significant risk areas identified and the review of plans for, and results from, internal and external audits.

The Audit Committee reports to the Board the results of its review of the risk assessment process. The Board then draws its collective conclusion as to the effectiveness of the system of internal control.

The key procedures, which the directors have established with a view to providing effective internal control, are as follows:

Indication of business risks

The processes to identify and manage the key risks to the success of the Group are an integral part of the internal control environment. Such processes, which are reviewed and improved as necessary, include strategic planning, the appointment of senior managers, the regular monitoring of performance, and control over capital expenditure and acquisitions.

The Company has formed a Risk Committee consisting of the Chief Executive, Group Finance Director, members of the Group finance team, the Secretary and representatives of the Group operating companies. A representative of KPMG, the internal auditors, may attend meetings of the Committee by request. The Committee reviews all business activities to identify the nature and extent of the significant risks facing the Group, undertakes risk review audits and considers the scope and results of audits undertaken by KPMG. It identifies significant internal control failings and weaknesses and agrees remedial action on such matters. The Risk Committee reports to the Board. Through the work of the Audit and Risk Committees, the Board is provided with a balanced assessment of the significant risks associated with the Group's operations and the effectiveness of the system of internal controls.

Corporate Governance Statement – continued

Quality and integrity of personnel
The integrity and competence of personnel is ensured through high recruitment standards and subsequent training courses. High quality personnel are seen as an essential part of the control environment.

Management structure
The Board has overall responsibility for the Group. Each executive director has been given responsibility for specific aspects of the Group's affairs. A clearly defined organisational structure exists within which individual responsibilities are identified and can be monitored.

The management of the Group as a whole is delegated to the Chief Executive and the executive directors. The conduct of Sage's individual businesses is delegated to the local executive management teams. These teams are accountable for the conduct and performance of their businesses within the agreed business strategy. They have full authority to act subject to the reserved powers and sanctioning limits laid down by the Board and to Group policies and guidelines.

Internal audit
The Group utilises internal audit resource supplied by KPMG to review compliance with procedures and assess the integrity of the control environment. Internal audit acts as a service to the businesses by assisting with the continuous improvement of controls and procedures. Actions are agreed in response to its recommendations and these are followed up to ensure that satisfactory control is maintained.

Budgetary process
A comprehensive budgeting system is in place, with annual budgets for all operating subsidiaries being approved by respective subsidiary boards and subsequently considered and, if appropriate, approved by the Board. Management information systems provide the directors with relevant and timely information required to monitor financial performance.

Investment appraisal (including acquisitions)
Budgetary approval and defined authorisation levels regulate capital expenditure. As part of the budgetary process the Board considers proposals for research and development programmes. Acquisition activity is subject to internal guidelines governing investment appraisal criteria, financial targets, negotiation, execution and post-acquisition management.

Statement by the directors on compliance with the provisions of the Combined Code
The Company has been in full compliance with the provisions set out in Section 1 of the Combined Code throughout the year with the exception of the provision A.2.1 requiring the identification of a senior independent non-executive director (which the Board did not believe was necessary given that there is a non-executive Chairman) and A.1.2 being the existence of a formal schedule of matters specifically reserved for the Board. Mr L C N Bury has now been identified as the senior independent director and will be available, through the Secretary, to discuss any issues with shareholders, as appropriate. A schedule of matters reserved to the Board was adopted by the Board on 28 November 2002.

Revised Combined Code
The Board noted with interest the introduction in July 2003 of the Revised Combined Code (the "Revised Code") derived from a review of the role and effectiveness of non-executive directors by Derek Higgs and a review of Audit Committees by a group led by Sir Robert Smith.

The Revised Code applies for reporting years beginning on or after 1 November 2003 and, therefore, will apply for the first time to the Company for the financial year commencing 1 October 2004. However, the Company is committed to the application of the principles set out in the Revised Code and the adoption of the appropriate provisions of the Revised Code, or, where the Board considers that these provisions are inappropriate, to providing a clear explanation of why it does not comply.

The current position in relation to the adoption of the relevant provisions of the Revised Code is as follows:

- Provision A.1.2 of the Revised Code requires the Company to identify a senior independent director. The Board has appointed Mr L C N Bury to this role.
- The Chairman of the Board will hold meetings with the non-executive directors without the executive directors present as required by provision A.1.3 of the Revised Code. These meetings have been included in the agenda for the current financial year. In addition, the non-executive directors will meet without the Chairman present to appraise the Chairman's performance and on other occasions as deemed appropriate. These meetings have been included in the agenda for the current financial year.
- The Board has adopted terms of reference clearly identifying the division of responsibilities between the Chairman and Chief Executive. The terms are available to shareholders on request to the Secretary.
- Although the current Board complies with the main principle of the Revised Code in that it includes a balance of executive and non-executive directors so that no individual or small group of individuals can dominate the Board's decision taking, it recognises that under provision A.3.2 of the Revised Code it is recommended that at least half the Board, excluding the Chairman, should comprise non-executive directors determined by the Board to be independent. To that end, the Chief Executive and Chairman (as Chairman of the Nomination Committee) have commenced a strategy to identify and appoint suitable independent non-executive directors. External advisors have been appointed to identify suitable candidates with the intention of achieving the appointment of not less than two new independent non-executive directors by the end of the current financial year and to advise on further appointments thereafter.

- The Board conducted a review of its own performance at a series of meetings during the year ended 30 September 2003. It has now adopted a formal review procedure requiring the completion of detailed questionnaires by each individual member of the Board on the performance of the Board as a whole, its Committees and his individual performance. These questionnaires will be reviewed by the Chairman and by the Board as a whole. A discussion and evaluation of Board performance will also take place at the Strategy Conference attended each year by the Board.
- The Terms of Reference of the Remuneration Committee, Nomination Committee and Audit Committee are available on request from the Secretary at the registered office of the Company as required by the Revised Code.
- Under the Revised Code the Chairman should ensure that the views of the shareholders are communicated to the Board as a whole and he should discuss governance and strategy with major shareholders. In addition, non-executive directors should be offered the opportunity to attend meetings with major shareholders and should expect to attend them if requested by major shareholders. The Chairman ensures that shareholder communication and responses are discussed at each meeting of the Board and that all shareholders have access to the non-executive directors, through request to the Chairman or the Secretary.
- The Revised Code provides (D.1.1) that the senior independent director should attend sufficient meetings with a range of major shareholders to listen to their views in order to help develop a balanced understanding of issues of major shareholders. In his role as senior independent non-executive director, Mr L C N Bury will be available to shareholders to discuss issues of concern by request to him or the Secretary.

Going concern

The following statement has been included in accordance with the Listing Rules:

Based on normal business planning and control procedures, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, the directors continue to adopt the going concern basis in preparing the accounts.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

In preparing those financial statements the directors are required to:

- Select suitable accounting policies and then apply them consistently.
- Make judgements and estimates that are reasonable and prudent.
- State whether applicable accounting standards have been followed subject to any material departures disclosed and explained in the financial statements.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By Order of the Board

M J Robinson
Secretary
22 December 2003

Remuneration Report

This report sets out the remuneration policy and remuneration details of the executive and non-executive directors of the Company for the year ended 30 September 2003, as determined by the Remuneration Committee of the Board of Directors ("the Remuneration Committee") and approved by the Board. The report has been prepared in accordance with the Directors Remuneration Report Regulations 2002 which introduced new statutory requirements for the disclosure of directors' remuneration in respect of periods ending on or after 31 December 2002. The report also meets the requirement of the Listing Rules of the UK Listing Authority and the relevant provisions of the Companies Act 1985 (as amended).

1. THE REMUNERATION COMMITTEE

1.1 Composition of the Remuneration Committee

The Remuneration Committee consists solely of independent non-executive directors. The Committee works within detailed terms of reference, copies of which are available on request from the Secretary. Its role includes the making of recommendations to the Board on policy for executives' remuneration, defining the remuneration packages of executive directors and approving the Board's Remuneration Report. The current members of the Remuneration Committee, who have been all the members of the Committee throughout the year, are Mr L C N Bury (Chairman), Professor C J Constable and Mr T C W Ingram.

1.2 Advisers to the Remuneration Committee

In order to be aware of market trends in remuneration and current best practice, the Remuneration Committee considers market data and research into remuneration policies in comparable businesses. In addition, the Remuneration Committee has received advice from Watson Wyatt, an international firm of remuneration consultants, appointed after consultation with the Board. Watson Wyatt are entirely independent of the Board and provide no services to the Group other than advice on executive remuneration to the Remuneration Committee. Ms K Geary (Human Resources Director, Sage UK) and Mr M J Robinson (Secretary) have provided advice or services to the Remuneration Committee that materially assisted it in its consideration of matters relating to directors' remuneration for the financial year and Mr P A Walker and Mr M J Robinson have, following the invitation of the Committee, attended certain of its meetings. However, they were not present at any meeting when any matter considering their own remuneration was discussed, nor did they advise in any way in relation to their remuneration.

2. REMUNERATION POLICY

2.1 Policy on Remuneration

The Remuneration Committee, in setting remuneration policy, recognises the need to be competitive in an international market. The Committee's policy is to set remuneration levels which ensure that the executive directors are fairly and responsibly rewarded in return for high levels of performance. Remuneration strategy is designed to support key business strategies and create a strong, performance-orientated environment. At the same time, the strategy must attract, motivate and retain talent. Accordingly, executive directors receive competitive base salaries comparable with companies of a similar size and international scope and have the opportunity to earn total remuneration in the upper quartile level for outstanding performance. In setting remuneration levels for the executive directors, the Committee takes account of the remuneration policy and practice applicable to other Group employees. The components of remuneration for executive directors comprise base salary (a fixed sum payable monthly which is reviewed annually in October), benefits (including car allowance and non-contributory health insurance), an annual bonus, share options and pension contributions. The components of remuneration other than base salary are not pensionable but are assessable to tax where the legislation so provides. Further details are given in respect of the year under review at paragraph 5.1 below.

The Remuneration Committee considers that a successful remuneration policy must ensure that performance-related elements comprise a significant part of the remuneration package. The policy adopted by the Committee ensures that a significant proportion of the remuneration of executives is aligned with corporate performance, generating a strong alignment of interest with shareholders. Performance-related elements for 2003 comprise share options and annual bonus. As stated above, through the combination of base salaries at competitive levels with performance-related elements ensuring that outstanding performance is rewarded by remuneration in the upper quartile, this alignment of interests is achieved.

In relation to the non-executive directors other than the Chairman, a basic fee is offered which is considered in accordance with market practice and which is sufficient to ensure that individuals of the appropriate experience, expertise and skill are attracted to the Group. To this basic fee are added additional fees for membership of the Board Committees and a further fee for Chairmanship of those committees. The fees as at the date of this Remuneration Report are a basic fee of £25,000 plus a fee of £4,000 for membership of each of the Remuneration and Audit Committee and £5,000 for chairing such Committees.

2.2 Policy on Share Options

The Sage Group 1999 Executive Share Option Scheme ("Executive Share Option Scheme") was adopted by the Company in 1999. Other than the all employee plans referred to below, the Executive Share Option Scheme is the only share scheme under which options are currently granted by the Company. Under the Executive Share Option Scheme, option grants are made to senior executives and managers across the Group, as well as to other staff with high potential or to recognise significant achievement. The annual grant is normally made after the declaration of the annual results.

Options under the Executive Share Option Scheme are granted at market value at the time of grant. Under the rules of the Executive Share Option Scheme, no option may be granted to an executive if the market value of the shares granted under that option, when aggregated with the market value of all shares granted under the Scheme and under any other Executive Share Option Scheme in the last ten years, would exceed eight times his or her remuneration at the date of grant. Options will generally only be granted over shares up to the value of 100% of base salary each year (not including bonus) except in exceptional circumstances such as a promotion or recruitment. Options will not be granted in any year to a value greater than 300% of salary and in the event that options are granted to a value greater than 100% of salary, the Remuneration Committee will impose additional performance criteria to those options, as appropriate, to ensure the conditions are more stretching than those which relate to grants equal to salary.

Details of grants of options to directors of the Company are set out in paragraph 5.2 below. As referred to above, except in exceptional circumstances, options will only be granted up to a value of base salary. The grant to Mr R Verni in the financial year under review was greater in value than his then salary, as this was the first grant to him since he became a director of the Company. Mr P L Stobart and Mr G S Berruyer each received a grant in excess of salary reflecting the changes in and development of their roles in the Group and the fact that no grant had been made in the previous year. Mr P S Harrison also received a grant in excess of salary, no grant having been made to him in the previous year. In these exceptional circumstances, and having regard to the amount of the grant (less than the value of salary and bonus), to Messrs Verni, Stobart, Berruyer and Harrison, the same performance conditions were applied to the whole of the grants. Options granted to directors of the Company in the grant period following the preliminary announcement on 2 December 2003 of the results of the Group for the year ended 30 September 2003 will be awarded up to the value of base salary.

Options granted to all directors of the Company and its operating subsidiaries throughout the Group under the Executive Share Option Scheme will normally be exercisable only if the percentage increase in the Company's earnings per share ("EPS") has exceeded the percentage increase in the Retail Prices Index by at least 3% each year in the three year period since grant i.e. by a total of 9%. If that target is not met at the end of the three year period, then those options will only be exercisable if EPS growth exceeds RPI by 12% over the four year period following the date of grant but, thereafter, no further retesting of the performance criteria will be undertaken. The Remuneration Committee believes that the EPS growth target for share options is appropriately demanding and will keep the target under review to ensure that it continues to be stretching. The Remuneration Committee considers that EPS growth is an appropriate performance measure, as it requires executives to produce sustained improvement in the underlying financial performance of the Group. Wherever used in this Remuneration Report, EPS refers to earnings per share before amortisation or impairment of goodwill, exceptional items and amounts written off investments. Options granted before 23 February 2000 under share option schemes of the Company other than the Executive Share Option Scheme were not subject to performance conditions as was commonly the case at that time.

In addition to the Executive Share Option Scheme, certain directors also participate in the Sage Group plc Savings Related Share Option Scheme ("the SAYE Scheme"). There are no performance criteria on the grant or exercise of options under the SAYE Scheme because this is an all employee plan where performance targets are not commonly imposed.

Mr G S Berruyer currently holds units granted under the Sage Plan d'Epargne d'Entreprise ("PEE"), which is an all employee plan designed to enable French employees to acquire shares in the Company at a discounted price under terms comparable to those offered to UK employees under the SAYE Scheme. Authority for the PEE as an appendix to the SAYE Scheme was given by shareholders in 1996. Like the SAYE Scheme, there are no performance criteria imposed on the grant or exercise of options under the PEE because this is an all employee plan where performance targets are not imposed.

2.3 Policy on Bonus for Directors

The cash bonus in the case of executive directors and all employees is designed to reward outstanding performance. No payment of bonus will be made if the relevant operating company or Group performance falls below 80% of target (being the budget agreed by the Group Board) even if all other criteria for a bonus payment are met. The criteria for the award of the bonus are based on earnings per share (as to 25% of bonus), Group profit (as to 50% of bonus) and delivery of the strategic plan (as to 25% of bonus) as determined by the Remuneration Committee. In addition to the achievement of Group profit, the bonus payable to those executive directors of divisions of the Group will also reflect the performance of the division for which they have particular responsibility. Whilst bonus has historically been generally at a level of between 30% and 75% of salary for directors of the Company, the Remuneration Committee has determined a limit in all cases of 100% of base salary. Only in quite exceptional circumstances would a bonus of an amount in excess of 70% of base salary be achieved. Bonuses payable in respect of performance which is in accordance with targets set by the Committee will range between 30% and 70% of base salary. Payment of the bonus is made once final reconciliation of the year-end accounts is made.

2.4 Policy on Pensions

All the executive directors' pension arrangements are of the defined contribution type. The Sage Executive Pension Scheme is the main pension fund for Sage executives in the UK. It is a defined contribution plan where the standard contribution rate is 15% of base salary by the relevant company subject, where appropriate, to Inland Revenue limits.

2.5 Directors' contracts and termination payments

In relation to contracts with executive directors, the Company aims to set notice or contract periods at one year. If it is necessary to offer longer notice or contract periods to new directors recruited from outside the Group, it is the Company's policy to reduce these as soon as contractually possible after the initial period to a notice period of one year.

The Remuneration Committee seeks to ensure that any service contract of an executive director is terminable on not more than 12 months' notice. In the event that such a contract is to be terminated, the Board may stage any payments made to that executive over that notice period. The contracts of Mr P S Harrison, Mr P L Stobart, Mr P A Walker and Mr R Verni contain provisions allowing the Company to terminate the contract but make payments in lieu of notice at the same time as salary would have been paid throughout the 12 month notice period. As a result payments may cease if the executive takes employment elsewhere during that 12 month period. The contract for Mr G S Berruyer contains no such provision, as is usual in an employment contract subject to French law.

Non-executive directors are subject to election by shareholders at the first Annual General Meeting following their appointment and thereafter require re-election at least once every three years. Their appointments may be terminated without compensation in the event of them not being re-elected by shareholders or otherwise in accordance with the Company's Articles of Association. The appointment of the non-executives is for a fixed term of two years during which period the appointment may be terminated by the Board on notice, ranging from 6 to 12 months. Other than in the case of Mr T C W Ingram, each of the non-executive directors has entered into a contract for services on this basis, further details of which are set out in paragraph 3 below.

Remuneration Report – continued

Executive directors are permitted, where appropriate and with Board approval, to take non-executive directorships with other organisations in order to broaden their knowledge and experience in other markets and countries. Mr P A Walker is currently a non-executive director of MyTravel plc and Diageo plc and Mr P L Stobart is a non-executive director of Planit plc and Capital & Regional plc. Fees received in their capacity as directors of these companies are retained by each of them reflecting the personal responsibility they undertake in these roles.

3. DIRECTORS' CONTRACTS AND COMPENSATION

All executive directors have service contracts which expire when the executive attains the age of 60 or may be terminated by the Company earlier for breach by the executive or otherwise by the Company by giving 12 months' notice. There are no pre-determined special provisions for directors with regard to compensation in the event of loss of office. Details of the contract of service or contract for services of each person who has served as a director of the Company at any time during the relevant financial year are set out below:

4. PERFORMANCE GRAPH

Total Shareholder Return ("TSR") against FTSE 100

The following graph shows, for the last five financial years of the Company, the total shareholder return on a holding of shares in the Company as against the average total shareholder return of the companies comprising the FTSE 100.


700
600
500
400
300
200
100
0
-100
% return
Sage
FTSE 100
Oct-98
Feb-99
Jun-99
Oct-99
Feb-00
Jun-00
Oct-00
Feb-01
Jun-01
Oct-01
Feb-02
Jun-02
Oct-02
Feb-03
Jun-03
Oct-03

The FTSE 100 Index is, in the opinion of the directors, the most appropriate index against which the total shareholder return of the Company should be measured because of the comparable size of the companies which comprise that index.

Name of director	Date of contract	Unexpired term of contract on 30 September 2003	Notice period under contract	Other benefits in the contract relevant to termination payment
Executive directors				
G S Berruyer	28 November 2002	12 months	12 months	None
P S Harrison	1 April 2000	Age 60 or 12 months	12 months	None
P L Stobart	26 September 2003	Age 60 or 12 months	12 months	None
R Verni	8 July 2003	12 months	12 months	None
P A Walker	26 September 2003	Age 60 or 12 months	12 months	None
A W G Wylie*	31 October 1994	None	12 months	None
Non-executive directors				
L C N Bury	26 September 2003	2 years	6 months from Company and/or 1 month from individual	None
C J Constable	26 September 2003	2 years	6 months from Company and/or 1 month from individual	None
K C Howe	26 September 2003	2 years	6 months from Company and/or 1 month from individual	None
T C W Ingram	12 March 2002	6 months	Fixed 2 years from 18 March 2002	None
M E W Jackson	26 September 2003	2 years	12 months from Company and/or 1 month from individual	None

* Mr A W G Wylie retired as a director on 31 May 2003. The contract referred to above with Mr A W G Wylie was terminated by mutual agreement on that date.

5. DIRECTORS' REMUNERATION

5.1 Directors' emoluments and compensation

The total salaries, fees and benefits paid to or receivable by each person who served as a director at any time during the year appear below. These include all payments for services as a director of the Company, its subsidiaries or otherwise in connection with the management of the Group and any other directorship he holds because of the Company's nomination.

	Salary and fees '000	Bonus '000	Benefits in kind[5] '000	2003 Total '000	2002 Total '000	2003 Pension contributions[6] '000	2002 Pension contributions '000
Executive directors							
G S Berruyer	€369	€185	€8	€562	€497	–	–
P S Harrison	£190	£95	£14	£299	£223	£29	£22
P L Stobart	£283	£142	£17	£442	£407	£42	£41
R Verni[1]	$450	$270	–	$720	$103	$5	$5
P A Walker	£420	£252	£21	£693	£639	£63	£60
A W G Wylie[2, 3]	£189	–	£46	£235	£418	£28	£41
Non-executive directors							
L C N Bury	£35	–	–	£35	£35	–	–
C J Constable	£37	–	–	£37	£39	–	–
K C Howe	£20	–	–	£20	£20	–	–
T C W Ingram[4]	£27	–	–	£27	£15	–	–
M E W Jackson	£128	£15	£1	£144	£138	£19	£18

Notes:

1 Appointed 23 July 2002.

2 Retired 31 May 2003.

3 Included in benefits in kind in respect of Mr A W G Wylie is £25,000 (2002: £nil) payable upon his retirement being non-cash benefits comprising a motor vehicle.

4 Appointed 15 March 2002.

5 Benefits in kind include the provision of a company car, car allowance, fuel and insurance.

6 Retirement benefits were accruing to six directors (2002: six). All pension contributions accrued under money purchase schemes.

- No payments for compensation for loss of office or otherwise relating to termination of office or employment were made during the year.
- Total directors' emoluments were £2,762,000 (2002: £2,314,000).
- Including gains on share options, the total emoluments of the highest paid director were £4,780,322 (2002: £1,138,046).

5.2 Directors' Share Options

Details of options held by directors other than under savings related share option schemes are given below. The executive directors are responsible for administering the share option schemes in accordance with rules approved by shareholders in general meeting.

Under the provisions of the Executive Share Option Schemes, which comprise The Sage Group (No. 2) Executive Share Option Scheme and The Sage Group 1999 Executive Share Option Scheme, directors, managers and employees who are judged to have made a significant contribution to the Group's development to date and are considered to be likely to continue to provide an exceptional and continuing contribution to the realisation of strategic goals in the future, are granted share options in the Company. Options are now only granted under the rules of The Sage Group 1999 Executive Share Option Scheme, which state that no more than 7.5 per cent of the issued ordinary share capital in the Company may be made available for issue under any discretionary share scheme in any 10 year period.

Remuneration Report – continued

The outstanding share options (other than under the SAYE Scheme referred to below) granted to each director of the Company under the Executive Share Option Schemes are as follows:

	Exercise price per share	Shares under option at 1 October 2002 number	Granted during the year number	Exercised during the year number	Lapsed during the year number	Shares under option at 30 September 2003 (or retirement if earlier) number	Date exercisable
G S Berruyer	81.10p	850,000	–	(200,000)	–	650,000	17 December 2000 – 17 December 2007
	136.00p	350,000	–	–	–	350,000	16 December 2001 – 16 December 2008
	329.75p	121,304	–	–	–	121,304	17 January 2004 – 17 January 2011
	134.00p	–	223,880	–	–	223,880	31 December 2005 – 31 December 2012
P S Harrison	81.10p	150,000	–	–	–	150,000	17 December 2000 – 17 December 2007
	136.00p	60,000	–	–	–	60,000	16 December 2001 – 16 December 2008
	721.00p	30,000	–	–	–	30,000	23 February 2003 – 23 February 2010
	329.75p	65,595	–	–	–	65,595	17 January 2004 – 17 January 2011
	134.00p	–	186,567	–	–	186,567	31 December 2005 – 31 December 2012
M E W Jackson	136.00p	300,000	–	–	–	300,000	16 December 2001 – 16 December 2008
P L Stobart	81.10p	400,000	–	–	–	400,000	17 December 2000 – 17 December 2007
	136.00p	210,000	–	–	–	210,000	16 December 2001 – 16 December 2008
	329.75p	121,304	–	–	–	121,304	17 January 2004 – 17 January 2011
	134.00p	–	223,880	–	–	223,880	31 December 2005 – 31 December 2012
R Verni	204.50p	150,000	–	–	–	150,000	7 June 2002 – 7 June 2009
	329.75p	121,304	–	–	–	121,304	17 January 2004 – 17 January 2011
	228.50p	89,031	–	–	–	89,031	2 January 2005 – 2 January 2012
	134.00p	–	298,507	–	–	298,507	31 December 2005 – 31 December 2012
P A Walker	9.96p	2,500,000	–	(2,500,000)	–	–	16 December 1996 – 16 December 2003
	33.90p	1,560,000	–	–	–	1,560,000	15 January 1999 – 15 January 2006
	136.00p	440,000	–	–	–	440,000	16 December 2001 – 16 December 2008
	329.75p	151,630	–	–	–	151,630	17 January 2004 – 17 January 2011
	134.00p	–	313,432	–	–	313,432	31 December 2005 – 31 December 2012
A W G Wylie	136.00p	350,000	–	–	–	350,000	16 December 2001 – 16 December 2008
	329.75p	121,304	–	–	(121,304)	–	17 January 2004 – 17 January 2011
		8,141,472	1,246,266	(2,700,000)	(121,304)	6,566,434	

Notes:

1 No options were varied during the year.

2 The performance criteria on which the exercise of share options exercisable only on or after 23 February 2003 are conditional are indicated in paragraph 2.2 above. In respect of any share options exercisable prior to that date no performance conditions apply.

3 For each option exercised in the year, the market price of the exercised shares at the date of exercise was as follows: i) For those exercised by Mr G S Berruyer (13 May 2003: 146.31p); ii) For those exercised by Mr P A Walker (11 June 2003: 173.46p).

4 The market price of a share of the Company at 30 September 2003 was 164.25p and the lowest and highest market price during the year of each such share was 101.25p and 190.25p respectively.

5 Total gains on the exercise of share options were £4,217,920 (2002: £692,324), including £4,217,920 (2002: £690,460) on executive share options.

6 In accordance with the rules of The Sage Group (No. 2) Executive Share Option Scheme the appropriate Committee of the Board exercised its discretion to allow Mr A W G Wylie to exercise his outstanding options referred to above within one year of his retirement on 31 May 2003.

In relation to the SAYE Scheme, the outstanding options granted to each director of the Company are as follows:

	Exercise price per share	Shares under option at 1 October 2002 number	Granted during the year number	Cancelled during the year number	Shares under option at 30 September 2003 number
P S Harrison	180.40p 1(a)	5,266	–	(5,266)	–
	112.00p 1(c)	–	8,437	–	8,437
M E W Jackson	64.80p 1(b)	30,090	–	–	30,090
P L Stobart	180.40p 1(a)	5,266	–	(5,266)	–
	112.00p 1(c)	–	8,437	–	8,437
P A Walker	180.40p 1(a)	5,266	–	–	5,266
		45,888	**16,874**	**(10,532)**	**52,230**

Notes:

1 These options are or were exercisable between the following dates:

(a) 1 March 2005 – 31 August 2005

(b) 1 February 2005 – 31 July 2005

(c) 1 March 2006 – 31 August 2006

2 Total gains on the exercise of savings related share options were £nil (2002: £1,864).

3 The market price of a share of the Company at 30 September 2003 was 164.25p and the lowest and highest market price during the year of each such share was 101.25p and 190.25p respectively.

No other directors have been granted share options in the shares in the Company or other Group entities. None of the terms and conditions of the share options was varied during the year.

5.3 Interests in shares

The interests of the directors in the shares of the Company were:

	Ordinary shares At 30 September 2003	Ordinary shares At 30 September 2002
G S Berruyer	–	–
L C N Bury	400,000	600,000
C J Constable	30,000	30,000
P S Harrison	–	13,710
K C Howe	275,000	575,000
T C W Ingram	10,000	10,000
M E W Jackson	340,000	369,250
P L Stobart	15,040	15,040
R Verni	–	–
P A Walker	8,504,650	8,504,650
	9,574,690	10,117,650

Notes:

1 The above interests in the ordinary share capital of the Company are beneficial.

2 There have been no changes in the directors' holdings in the share capital of the Company between 30 September 2003 and 22 December 2003.

Under the PEE Mr G S Berruyer holds units in a French mutual fund which holds shares in the Company. The units must be held for no less than 5 years. On 7 October 2002 units held by Mr G S Berruyer were equivalent to 1,973 ordinary shares at a price of €1.729 per share. Further units equivalent to 6,352 ordinary shares were acquired on both 29 September 2003 and 15 December 2003 at prices of €2.505 and €2.605 respectively.

5.4 Directors' Pensions

All of the directors' pension arrangements are of the defined contribution type. The contributions paid or payable by the Company for the financial year or which were paid this year for another financial year are disclosed in the table at 5.1 above.

5.5 Significant awards to past directors

No significant awards were made to any person who was not a director at the time the award was made but who was previously a director.

5.6 Payments made to third parties

No other payments (including non cash benefits) were made to third parties in respect of the services of a person who served as a director of the Company at any time during the financial year.

Approved by the Board of Directors and signed on its behalf:

L C N Bury
Chairman of the Remuneration Committee
22 December 2003

Consolidated Profit and Loss Account

For the year ended 30 September 2003

	Note	Continuing operations 2003 £'000	Continuing operations 2002 £'000
Turnover	2	**560,345**	551,731
Cost of sales		**(51,571)**	(54,840)
Gross profit		**508,774**	496,891
Selling and administrative expenses		**(352,867)**	(359,211)
Operating profit	2,3	**155,907**	137,680
Interest receivable		**1,393**	1,519
Interest payable and similar charges	4	**(6,263)**	(10,045)
Profit on ordinary activities before taxation		**151,037**	129,154
Taxation *on profit on ordinary activities*	6(a)	**(46,821)**	(40,038)
Profit on ordinary activities after taxation		**104,216**	89,116
Equity minority interest	24	**(65)**	(41)
Profit for the financial year		**104,151**	89,075
Equity dividends	8	**(21,093)**	(19,143)
Retained profit for the financial year	17(b)	**83,058**	69,932
Earnings per share (pence) – basic	22	**8.16p**	6.99p
Earnings per share (pence) – diluted	22	**8.14p**	6.96p
Dividend per share (pence)	8	**1.65p**	1.50p

There is no material difference between profits and losses as reported above and historical cost profits and losses in either the current or comparative year.

Consolidated Balance Sheet
As at 30 September 2003

	Note	2003 £'000	2002 £'000
Fixed assets			
Intangible assets	9	**900,684**	830,908
Tangible assets	10	**99,243**	54,541
		999,927	885,449
Current assets			
Stocks	12	**2,667**	2,306
Debtors	13	**110,247**	108,219
Deferred tax asset	16(a)	**16,559**	28,306
Cash at bank and in hand	23(b)	**97,234**	58,795
		226,707	197,626
Creditors: amounts falling due within one year	14	**(185,306)**	(177,010)
Net current assets		**41,401**	20,616
Total assets less current liabilities		**1,041,328**	906,065
Creditors: amounts falling due after more than one year	15	**(170,871)**	(157,194)
Deferred income		**(154,566)**	(127,019)
Equity minority interest	24	**(144)**	(121)
		715,747	621,731
Capital and reserves			
Called up equity share capital	17(a)	**12,792**	12,755
Share premium account	17(b)	**443,137**	441,859
Merger reserve	17(b)	**61,111**	61,111
Profit and loss account	17(b)	**198,707**	106,006
Equity shareholders' funds		**715,747**	621,731

Company Balance Sheet

As at 30 September 2003

	Note	2003 £'000	2002 £'000
Fixed assets			
Investments	11	**672,913**	429,870
Current assets			
Debtors	13	**462,764**	570,294
Cash at bank and in hand		**9,478**	276
		472,242	570,570
Creditors: amounts falling due within one year	14	**(227,281)**	(147,954)
Net current assets		**244,961**	422,616
Total assets less current liabilities		**917,874**	852,486
Creditors: amounts falling due after more than one year	15	**(170,366)**	(152,507)
		747,508	699,979
Capital and reserves			
Called up equity share capital	17(a)	**12,792**	12,755
Share premium account	17(b)	**443,137**	441,859
Merger reserve	17(b)	**61,111**	61,111
Profit and loss account	17(b)	**230,468**	184,254
Equity shareholders' funds		**747,508**	699,979

The financial statements on pages 34 to 60 were approved by the Board of Directors on 22 December 2003 and are signed on their behalf by:

P A Walker
Director

P S Harrison
Director

Consolidated Cash Flow Statement

For the year ended 30 September 2003

	Note	2003 £'000	2002 £'000
Net cash inflow from operating activities	23(a)	183,829	145,178
Returns on investments and servicing of finance			
Interest received		1,393	1,520
Interest paid		(5,479)	(9,454)
Issue cost of loans	23(c)	(225)	(180)
Interest element of finance lease rental payments		-	(3)
Net cash outflow from returns on investments and servicing of finance		(4,311)	(8,117)
Taxation			
Corporation tax paid		(27,416)	(22,645)
Capital expenditure			
Payments to acquire tangible fixed assets		(40,808)	(19,130)
Receipts from sales of tangible fixed assets		242	468
Net cash outflow from capital expenditure		(40,566)	(18,662)
Acquisitions and disposals			
Purchase of subsidiary undertakings:			
Net cash consideration – current year acquisitions	18(c)	(66,209)	(28,185)
– prior year acquisitions		(7,223)	(19,292)
Net cash outflow from acquisitions and disposals		(73,432)	(47,477)
Equity dividends paid		(24,217)	(5,595)
Cash inflow before financing and management of liquid resources		13,887	42,682
Management of liquid resources			
Reduction/(increase) in short term deposits	23(e)	131	(1,367)
Financing			
Shares issued	23(c)	1,161	2,604
Movement in loan funding	23(c)	23,476	(29,104)
Repayment of capital element of finance leases	23(c)	(21)	(57)
Net cash inflow/(outflow) from financing		24,616	(26,557)
Increase in cash in the year	23(b)	38,634	14,758

Consolidated Statement of Total Recognised Gains and Losses
For the year ended 30 September 2003

	Note	2003 £'000	2002 £'000
Profit for the financial year		**104,151**	89,075
Translation of foreign currency net investments and related borrowings	17(b)	**9,791**	12,233
Total recognised gains and losses relating to the year		**113,942**	101,308

Reconciliation of Movements in Equity Shareholders' Funds
For the year ended 30 September 2003

	Note	2003 £'000	2002 £'000
Profit for the financial year		**104,151**	89,075
Dividends	8	**(21,093)**	(19,143)
Retained profit for the financial year	17(b)	**83,058**	69,932
Translation of foreign currency net investments and related borrowings	17(b)	**9,791**	12,233
Shares issued		**1,167**	2,620
Net increase in equity shareholders' funds		**94,016**	84,785
Opening equity shareholders' funds		**621,731**	536,946
Closing equity shareholders' funds		**715,747**	621,731

Notes to the Accounts
For the year ended 30 September 2003

1 Accounting policies
a Basis of accounting
These financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards in the United Kingdom. The true and fair override provisions of the Companies Act 1985 have been invoked as detailed in note (c) below. A summary of the more important Group accounting policies is set out below.

b Basis of consolidation
The financial statements of the Group comprise the financial statements of the Company and its subsidiaries prepared to 30 September 2003. Subsidiaries acquired during the year are included in the Group financial statements using the acquisition method of accounting. Accordingly, the Group profit and loss account and statement of cash flows include the results and cash flows from the effective date of acquisition. No profit and loss account is presented for The Sage Group plc as permitted by Section 230 of the Companies Act 1985.

c Goodwill
Goodwill represents the excess of the fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets at the date of their acquisition. In accordance with FRS 10, for acquisitions made on or after 1 October 1998, goodwill has been capitalised as an intangible asset. Goodwill arising on acquisitions prior to that date was eliminated against reserves in accordance with the accounting standard then in force. If a subsidiary or business is subsequently sold or closed, any goodwill arising on consolidation that was eliminated against reserves or that has not been amortised through the profit and loss account is taken into account in determining the profit or loss on sale or closure.

The directors have concluded that they should evaluate the life of goodwill on a case by case basis, amortising goodwill in instances where a fixed life is considered appropriate. Goodwill which is not amortised, is subject to an annual impairment review. Goodwill capitalised on businesses acquired since 1 October 1998 has all been assessed as having an indefinite life. This is because the main intangible assets that the Group has acquired are customer bases, channels of distribution and brands. However none of these intangible assets qualify as a separable net asset under FRS 10, therefore they have not been accounted for separately.

Based on past experience, the directors consider that, taken together, these assets enhance in value over time. This results from better customer and channel management and brand development, which improves returns on acquired businesses.

The carrying value of this goodwill will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required. In order to give a true and fair view the financial statements depart from the specific requirements of the company legislation to amortise goodwill over a finite period. The directors consider this to be necessary for the reasons given above. Because of the indefinite life of these intangible assets, it is not possible to quantify the impact of this departure.

Impairment review – The need for any goodwill impairment write-down is assessed by comparison of the carrying value of the asset against the higher of net realisable value or value in use. The value in use is determined from estimated discounted future cash flows.

The discount rate used in performing the impairment review is the Group's weighted average cost of capital which is currently 8%.

d Revenue recognition
Turnover represents amounts invoiced to third parties after deducting credit notes, allowances, trading discounts and sales tax. The Group derives revenue from software licences, postcontract customer support (PCS) and other products and services. PCS includes telephone support and maintenance updates. Other products and services include the sale of business forms and training.

Software licences – The Group recognises the revenue allocable to software licences and specified upgrades upon shipment of the software product or upgrade, when there are no significant vendor obligations remaining, when the fee is fixed and determinable and when collectability is considered probable. Where appropriate the Group provides a reserve for estimated returns under the standard acceptance terms at the time the revenue is recorded.

Postcontract customer support – Revenue allocable to PCS is recognised on a straight-line basis over the term of the PCS. Revenue not recognised in the profit and loss account under this policy is classified as deferred income in the balance sheet.

Other products and services – Revenue allocable to other products and services is recognised as the products are shipped, or services are provided.

e Tangible fixed assets
Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation on tangible fixed assets is provided for as follows:
Freehold buildings – 50 years
Long leasehold land and buildings – over period of lease
Plant and equipment – 15%–33.3% per annum on reducing balance
Fixtures and fittings – 15% per annum on reducing balance
Motor vehicles – 25% per annum on reducing balance

f Development costs and other intangible assets
All costs associated with the research and development of software are written off as incurred.

Notes to the Accounts – continued

1 Accounting policies – continued

g Stocks
Stocks are stated at the lower of cost and net realisable value.

h Leasing
Where assets are acquired by finance leasing arrangements which give rights approximating to ownership the amount representing the purchase price of such assets is included in tangible fixed assets and the related obligations are included as creditors. The interest elements of the rental obligations are charged in the profit and loss account over the period of the lease and represent a constant proportion of the balance of capital repayments outstanding. All other leases are classified as operating leases and the annual rentals are charged to the profit and loss account as incurred.

i Foreign currency translation
Foreign currency assets and liabilities are translated into sterling at rates of exchange ruling at the year-end. Trading results are translated at the average rate prevailing during the relevant period. Differences arising on the re-translation of the net investments and the results for the year are taken directly to reserves together with differences on foreign currency borrowings to the extent that they are used to finance or provide a hedge against Group equity investments in foreign enterprises. All other exchange differences are dealt with in the profit and loss account.

j Deferred tax
Deferred tax is accounted for under FRS 19, which requires a form of full provision for accounting for deferred tax, called the incremental liability approach. Deferred tax is provided on timing differences where the Company has an obligation to pay more tax in the future as a result of those timing differences. Deferred tax assets are only recognised if it is considered more likely than not that there will be suitable profits from which the future reversal of the underlying timing differences can be deducted.

As permitted by FRS 19, the Group has adopted a policy of not discounting deferred tax assets and liabilities.

k Pension schemes
The Group operates money purchase pension schemes for certain of its employees. The contributions are charged to the profit and loss account as incurred.

l Investments
Fixed asset investments are stated at cost less provision for any diminution in value.

2 Segment information

The directors consider there to be only one class of business being the development, distribution and support of business management software and related products and services for medium-sized and smaller businesses. Therefore, only geographical segment information is given below. The geographical analysis of turnover by destination is as follows:

	2003 £'000	2002 £'000
United Kingdom	151,148	141,693
Mainland Europe	151,085	140,242
United States of America	246,482	258,929
Rest of World	11,630	10,867
	560,345	551,731

The geographical analysis of *turnover, operating profit and net assets/(liabilities)* by origin is as follows:

	2003 Turnover £'000	2003 Operating profit £'000	2003 Net assets/ (liabilities) £'000
United Kingdom	161,123	64,575	371,237
Mainland Europe	134,687	29,631	96,973
United States of America	264,535	61,701	407,285
	560,345	155,907	875,495
Unallocated net liabilities [1]	–	–	(159,748)
	560,345	155,907	715,747

	2002 Turnover £'000	2002 Operating profit £'000	2002 Net assets/ (liabilities) £'000
United Kingdom	155,986	51,625	364,578
Mainland Europe	118,831	28,613	80,150
United States of America	276,914	57,442	348,348
	551,731	137,680	793,076
Unallocated net liabilities [1]	–	–	(171,345)
	551,731	137,680	621,731

Notes:

1 Unallocated net liabilities comprise net debt, taxation, dividends, deferred consideration and equity minority interest.

Notes to the Accounts – continued

3 Operating profit

Operating profit is stated after charging:

	Note	2003 £'000	2002 £'000
Staff costs (including directors' emoluments):			
– Wages and salaries		183,013	185,987
– Social security costs		29,710	27,433
– Other pension costs		6,323	5,985
Research and development expenditure (including staff costs)		57,979	57,825
Depreciation of tangible fixed assets:			
– Owned	10	11,787	14,597
– Leased		–	117
Loss on sale of tangible fixed assets	23(a)	667	412
Operating lease rentals:			
– Plant and machinery		2,517	2,615
– Land and buildings		14,917	12,737
Auditors' remuneration		539	518

Auditors' remuneration shown above includes £30,000 (2002: £21,000) in respect of the Company. Fees paid to PricewaterhouseCoopers LLP for non-audit services in the UK were £974,000 (2002: £430,000). These fees were attributable to taxation services and compliance work. Additional fees paid to PricewaterhouseCoopers worldwide (excluding the UK) for non-audit services were £910,000 (2002: £685,000). Of these fees £331,000 was attributable to due diligence work and the remainder to tax services.

The operating profit in the prior year is stated after the impact of the one-off £6m expense associated with the sponsorship of "The Sage Gateshead".

Further details on directors' emoluments can be found in the Remuneration Report on pages 28 to 33.

4 Interest payable and similar charges

	2003 £'000	2002 £'000
Interest on borrowings	5,642	9,337
Amortisation of issue costs on loans	621	705
Finance lease charges	–	3
	6,263	10,045

5 Employees

The average monthly number of persons employed by the Group during the year was:

	2003 number	2002 number
United Kingdom	1,509	1,610
Mainland Europe	1,643	1,637
United States of America	2,653	2,390
	5,805	5,637

6 Taxation on profit on ordinary activities

a Analysis of charge in the period

	Note	2003 £'000	2002 £'000
Current tax			
UK corporation tax before double taxation relief		24,961	26,652
Double taxation relief		(3,825)	(3,198)
UK corporation tax on profits of the period		21,136	23,454
Adjustments in respect of previous periods		(2,264)	(3,388)
UK current tax		18,872	20,066
Overseas current tax on profits of the period		14,430	7,965
Adjustments in respect of previous periods		(2,635)	1,937
Overseas current tax		11,795	9,902
Total current tax		30,667	29,968
Deferred tax			
Origination and reversal of timing differences		16,154	12,505
Adjustments in respect of previous periods		-	(2,435)
Total deferred tax	16(c)	16,154	10,070
		46,821	40,038

b Factors affecting tax charge for the period

The following table reconciles the tax charge based upon applying UK corporation tax rates to the reported profit before taxation to the actual current tax charge disclosed above.

	2003 £'000	2002 £'000
Profit on ordinary activities before taxation	151,037	129,154
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2002: 30%)	45,311	38,746
Effects of:		
Expenses not deductible for tax purposes	2,193	1,444
Capital allowances (more than)/less than depreciation	(352)	181
Utilisation of tax losses	(13,418)	(12,686)
Tax amortisation of goodwill	(2,032)	-
Adjustments to tax charge in respect of previous periods	(4,899)	(1,451)
Higher tax rates on overseas earnings	3,864	3,734
Current tax charge for the period	30,667	29,968

Notes to the Accounts – continued

6 Taxation on profit on ordinary activities - continued

c Factors that may affect future tax charges

There are tax losses which have not been recognised for deferred tax purposes. If sufficient suitable profits arise in the future, then these losses could be utilised and hence reduce the future tax charge.

Similarly, there are potential tax credits which have not been recognised due to the uncertainty over their availability. If these credits become available, then this would also reduce the future tax charge.

A discussion of the Group's tax charge can be found in the Financial Review on pages 18 to 20.

7 Parent company financial statements

The amount of profit for the financial year before dividends within the accounts of the parent company is £67,455,000 (2002: £38,736,000). There is no material difference between the profits and losses as reported above and historical cost profits and losses, and there are no other gains or losses in the year.

8 Equity dividends

	2003 £'000	2002 £'000
Interim paid 0.555p per share (2002: 0.157p)	**7,086**	2,012
Final proposed 1.095p per share (2002: 1.343p)	**14,007**	17,131
Total 1.650p (2002: 1.500p)	**21,093**	19,143

9 Intangible fixed assets – goodwill

	Group £'000
Cost and net book value	
At 1 October 2002	830,908
Acquisition of subsidiary undertakings	69,776
At 30 September 2003	**900,684**

Details of the accounting policy on goodwill can be found on page 39, and a discussion of the policy is in the Financial Review on pages 18 to 20. Based on this accounting policy no amortisation has been provided to date.

10 Tangible fixed assets

	Freehold land and buildings £'000	Assets in the course of construction £'000	Long leasehold land and buildings £'000	Plant and equipment £'000	Fixtures and fittings £'000	Motor vehicles £'000	Total £'000
Cost							
At 1 October 2002	13,315	8,095	1,072	68,837	18,407	2,445	112,171
Additions	–	35,698	–	5,592	1,135	417	42,842
Disposals	–	–	–	(6,283)	(657)	(756)	(7,696)
Acquisitions of subsidiary undertakings	10,613	–	–	13,338	2,112	83	26,146
Exchange movements	–	–	–	(16)	383	43	410
At 30 September 2003	**23,928**	**43,793**	**1,072**	**81,468**	**21,380**	**2,232**	**173,873**
Depreciation							
At 1 October 2002	322	–	408	46,278	9,520	1,102	57,630
Charge for the year	130	–	156	9,160	1,989	352	11,787
Disposals	–	–	–	(5,888)	(443)	(456)	(6,787)
Acquisitions of subsidiary undertakings	979	–	–	9,888	1,308	56	12,231
Exchange movements	–	–	–	(309)	56	22	(231)
At 30 September 2003	**1,431**	**–**	**564**	**59,129**	**12,430**	**1,076**	**74,630**
Net book value							
At 30 September 2003	**22,497**	**43,793**	**508**	**22,339**	**8,950**	**1,156**	**99,243**
At 30 September 2002	12,993	8,095	664	22,559	8,887	1,343	54,541

Included in the fixed assets above are assets purchased under finance leases, the cost, accumulated depreciation and net book values of which are as follows:

	Plant and equipment and total £'000
Cost	
At 30 September 2003	–
At 30 September 2002	2,153
Depreciation	
At 30 September 2003	–
At 30 September 2002	2,147
Net book value	
At 30 September 2003	–
At 30 September 2002	6

Notes to the Accounts – continued

11 Investments

Equity interests in subsidiary undertakings are as follows:

	Company £'000
Cost	
At 1 October 2002	430,166
Additions	243,043
At 30 September 2003	**673,209**
Provision for diminution in value	
At 1 October 2002 and 30 September 2003	(296)
Net book value	
At 30 September 2003	**672,913**
At 30 September 2002	429,870

The additions in the year represent increased investments in existing subsidiary undertakings.

Principal trading subsidiary undertakings, included in the Group accounts at 30 September 2003, are shown below. All of these subsidiary undertakings are wholly owned and are engaged in the development, distribution and support of business management software and related products and services for medium-sized and smaller businesses.

Company	Country of incorporation and operation
Sage (UK) Limited	England
Best Software of California, Inc.[1]	US
Peachtree Software, Inc.[1]	US
Best Software, Inc.[1]	US
Interact Commerce Corporation[1]	US
Timberline Software Corporation[1]	US
Ciel SA[1]	France
Sage France SA[1]	France
Sage KHK Software GmbH & Co KG[1]	Germany
Softinc Ltd (trading as Sesam)	Switzerland

Notes:
1 Shares held by subsidiary undertakings.
2 All investments are in ordinary share capital, with the exception of Sage KHK Software GmbH & Co KG, which is a partnership in which two subsidiary undertakings are equity partners.
3 All companies operate in their country of incorporation.

12 Stocks

	2003 £'000	2002 £'000
Materials	756	672
Finished goods	1,911	1,634
	2,667	2,306

13 Debtors

	Group		Company	
	2003 £'000	2002 £'000	2003 £'000	2002 £'000
Trade debtors	94,379	93,298	-	-
Amounts owed by Group undertakings	-	-	462,418	570,294
Other debtors	6,305	5,400	346	-
Prepayments	9,563	9,302	-	-
Taxation recoverable	-	219	-	-
	110,247	108,219	462,764	570,294

Other debtors falling due in more than one year after the balance sheet date were £2,044,000 (2002: £2,374,000).

14 Creditors: amounts falling due within one year

	Group		Company	
	2003 £'000	2002 £'000	2003 £'000	2002 £'000
Current portion of loans (note 15(a))	37,173	39,076	36,846	38,833
Current portion of finance lease obligations	-	21	-	-
Trade creditors	46,601	42,653	-	-
Amounts owed to Group undertakings	-	-	175,756	90,634
Corporation tax	38,665	35,396	118	771
Other creditors, taxes and social security costs	15,213	13,933	-	-
Accruals	20,966	19,074	554	585
Deferred consideration on acquisitions and cost of share options assumed	12,681	9,726	-	-
Proposed dividend	14,007	17,131	14,007	17,131
	185,306	177,010	227,281	147,954

Included in the figures above is £51,889,000 (2002: £48,651,000) relating to taxation (including Corporation tax) and social security.

Notes to the Accounts – continued

15 Creditors: amounts falling due after more than one year

	Group		Company	
	2003 £'000	2002 £'000	**2003 £'000**	2002 £'000
Loans	**170,671**	152,507	**170,366**	152,507
Deferred consideration on acquisitions	**200**	4,687	**–**	–
	170,871	157,194	**170,366**	152,507

a Loans

	Group		Company	
Amounts falling due	**2003 £'000**	2002 £'000	**2003 £'000**	2002 £'000
In one year or less	**37,173**	39,076	**36,846**	38,833
In more than one year but not more than two years	**44,861**	39,002	**44,556**	39,002
In more than two years but not more than five years	**125,810**	113,505	**125,810**	113,505
	207,844	191,583	**207,212**	191,340
Less: *included in creditors falling due within one year (note 14)*	**(37,173)**	(39,076)	**(36,846)**	(38,833)
	170,671	152,507	**170,366**	152,507

Included in loans above and in note 14 is £186,634,000 (2002: £192,657,000) of unsecured loans (before unamortised issue costs) taken out in connection with acquisitions.

Of this sum, £14,449,000 (2002: £22,886,000) relates to Senior Notes, which were issued to the US private placement market. These notes are repayable in equal annual instalments from 2003 to 2005 and carry a fixed interest coupon of 6.77% per annum.

£172,185,000 (2002: £169,771,000) is drawn down under multi-currency credit facilities. The Group has two facilities, referred to as Facility A and Facility B, providing total funds of $450,000,000 (2002: $500,000,000).
- Facility A is a $200,000,000 (2002: $250,000,000) term loan with a fixed repayment profile through to 27 March 2006.
- Facility B provides $250,000,000 (2002: $250,000,000) on a revolving basis through to 27 March 2006.

At 30 September 2003 £120,409,000 was drawn down under Facility A and £51,776,000 drawn down under Facility B (2002: £158,932,000 and £10,839,000 respectively).

In addition to this, during the year a £60,000,000 facility was raised to fund the construction of the new UK facility. At 30 September 2003 £21,500,000 was drawn under this facility.

In the table above, loans are stated net of unamortised issue costs of £922,000 (2002: £1,317,000). The Company has incurred total issue costs of £3,480,000 (2002: £3,255,000) in respect of these facilities. These costs are allocated to the profit and loss account over the term of the facility at a constant rate on the carrying amount.

16 Provisions for liabilities and charges

a Deferred tax liability/(asset) provided in the accounts comprises:

	Group 2003 £'000	Group 2002 £'000	Company 2003 £'000	Company 2002 £'000
Accelerated capital allowances	590	606	-	-
Tax losses	(17,002)	(21,342)	-	-
Other short term timing differences	(147)	(7,570)	-	-
	(16,559)	(28,306)	-	-

The other short term timing differences include a deferred tax liability of £2,351,000 (2002: £319,000) in respect of tax amortisation of goodwill.

Of the above deferred tax asset, £10,485,000 will only be available to be utilised after more than 12 months.

b Deferred tax liability/(asset) not provided in the accounts comprises:

	Group 2003 £'000	Group 2002 £'000	Company 2003 £'000	Company 2002 £'000
Chargeable gains subject to rollover relief	780	780	-	-
Tax losses	(5,493)	(7,077)	-	-
Other short term timing differences	(6,467)	–	-	-
	(11,180)	(6,297)	-	-

The unprovided deferred tax relates mainly to tax losses. This potential asset has not been recognised as it is more likely than not that the losses will not be utilised in the foreseeable future.

c Analysis of movement in the period:

	Note	Group £'000	Company £'000
Deferred tax asset at 1 October 2002		(28,306)	-
Exchange movements		1,476	-
Acquisitions of subsidiary undertakings		(5,883)	-
Deferred tax charge in profit and loss account	6(a)	16,154	-
Deferred tax asset at 30 September 2003		**(16,559)**	**-**

Deferred tax has been calculated at 30% (2002: 30%) in respect of UK companies (being the prevailing UK corporation tax rates at 30 September 2003 and 2002) and at the respective prevailing rates for the overseas subsidiaries.

Notes to the Accounts – continued

17 Capital and reserves
a Ordinary share capital

	Group and Company 2003 £'000	2002 £'000
Allotted called up and fully paid 1,279,158,360 ordinary shares at 1p each (2002: 1,275,548,103)	12,792	12,755

The authorised share capital of the Company at 30 September 2003 was £18,600,000 (30 September 2002: £18,600,000) comprising 1,860,000,000 ordinary shares of 1p each (30 September 2002: 1,860,000,000).

The following share options were outstanding under executive share option schemes at 30 September 2003:

Date option granted	Option price per share	Date exercisable	Number of shares
15 January 1996	33.90p	15 January 1999 – 15 January 2006	1,560,000
10 February 1997	53.90p	10 February 2000 – 10 February 2007	150,000
17 December 1997	81.10p	17 December 2000 – 17 December 2007	1,903,300
20 January 1998	98.70p	20 January 2001 – 20 January 2008	150,000
20 April 1998	46.87p – 104.10p	8 August 1999 – 2 March 2009	1,250,076
15 May 1998	140.00p	15 May 2001 – 15 May 2008	1,914,900
16 December 1998	136.00p	16 December 2001 – 16 December 2008	4,487,350
7 June 1999	204.50p	7 June 2002 – 7 June 2009	1,929,000
11 February 2000	63.54p – 619.50p	11 February 2000 – 6 January 2010	231,890
23 February 2000	721.00p	23 February 2003 – 23 February 2010	31,250
24 May 2000	542.50p	24 May 2003 – 24 May 2010	27,940
10 January 2001	301.00p	10 January 2004 – 10 January 2011	4,379,388
17 January 2001	329.75p	17 January 2004 – 17 January 2011	702,441
16 May 2001	264.00p	16 May 2004 – 16 May 2011	4,923,112
2 January 2002	228.50p	2 January 2005 – 2 January 2012	7,736,714
31 December 2002	134.00p	31 December 2005 – 31 December 2012	8,464,312
12 May 2003	147.00p	12 May 2006 – 12 May 2013	4,018,403

Under the executive share option schemes 3,311,917 1p ordinary shares were issued during the year for proceeds of £963,504. These were exercised at a range of prices from 9.96p to 140.0p (average price of 29.09p).

In addition, options were granted under the terms of The Sage Group plc 1996 Savings Related Share Option Scheme approved by members on 7 February 1996 as follows:

Date option granted	Option price per share	Date exercisable	Number of shares
20 September 1996	34.60p	1 November 2003 – 30 April 2004	201,710
9 January 1998	64.80p	1 February 2005 – 31 July 2005	115,020
8 January 1999	114.80p	1 February 2004 – 31 July 2004	152,840
8 January 1999	114.80p	1 February 2006 – 31 July 2006	29,120
1 March 2000	499.00p	1 March 2005 – 31 August 2005	5,138
1 March 2000	499.00p	1 March 2007 – 31 August 2007	2,576
1 March 2001	240.00p	1 March 2004 – 31 August 2004	252,948
1 March 2001	240.00p	1 March 2006 – 31 August 2006	36,417
1 March 2001	240.00p	1 March 2008 – 31 August 2008	2,143
1 March 2002	180.40p	1 March 2005 – 31 August 2005	230,069
1 March 2002	180.40p	1 March 2007 – 31 August 2007	47,511
1 March 2002	180.40p	1 March 2009 – 31 August 2009	12,751
1 March 2003	112.00p	1 March 2006 – 31 August 2006	1,136,843
1 March 2003	112.00p	1 March 2008 – 31 August 2008	201,314
1 March 2003	112.00p	1 March 2010 – 31 August 2010	24,404

Under the above scheme, 298,340 1p ordinary shares were issued during the year for proceeds of £344,761.

In 2001 the Company established a qualifying employee share ownership trust ("Quest") in connection with its existing savings related share option scheme, which is open to all UK employees. Of the 298,340 shares issued during the year, 229,250 were subscribed for by The Sage Group Quest Company Limited at a market value of £296,306. These shares were allocated to employees, in satisfaction of options exercised under The Sage Group plc 1996 Savings Related Share Option Scheme. The Company provided £147,752 to the Quest for this purpose. The Company has transferred the cost of this contribution directly to the profit and loss account reserve.

The market price of the shares of the Company at 30 September 2003 was 164.25p and the highest and lowest prices during the year were 190.25p and 101.25p respectively.

Notes to the Accounts – continued

17 Capital and reserves - continued

b Reserves

Group	Share premium account £'000	Merger reserve £'000	Profit and loss account £'000
At 1 October 2002	441,859	61,111	106,006
Shares issued	1,130	–	–
Amounts deducted in respect of shares issued to the Quest	148	–	(148)
Retained profit for the year	–	–	83,058
Exchange movements	–	–	9,791
At 30 September 2003	**443,137**	**61,111**	**198,707**

Currency translation adjustments in the Group profit and loss account include gains of £8,116,000 (2002: gains £13,661,000) relating to foreign currency borrowings used to finance overseas investments.

The cumulative amount of goodwill eliminated against reserves amounts to £272,082,000 at 30 September 2003 (2002: £272,082,000).

Company	Share premium account £'000	Merger reserve £'000	Profit and loss account £'000
At 1 October 2002	441,859	61,111	184,254
Shares issued	1,130	–	-
Amounts deducted in respect of shares issued to the Quest	148	–	(148)
Retained profit for the year	–	–	46,362
At 30 September 2003	**443,137**	**61,111**	**230,468**

18 Acquisitions

a Timberline Software Corporation

On 19 September 2003 the Group completed the acquisition of Timberline Software Corporation ("Timberline") for a consideration of £63.7m (inclusive of £1.4m related costs). Total goodwill arising on the acquisition is £51.8m. *The fair values of net assets acquired are based on provisional assessments pending final determination of certain assets and liabilities.*

The assets and liabilities of Timberline at fair value were:

	Book value £'000	Fair value adjustments: Alignment of accounting policies[1] £'000	Fair value adjustments: Other[2] £'000	Fair value to Group £'000
Intangible fixed assets	5,711	(5,711)	–	–
Tangible fixed assets	13,246	(30)	–	13,216
Stocks	90	–	–	90
Debtors	3,346	–	2,228	5,574
Cash	7,759	–	–	7,759
Creditors falling due within one year	(3,024)	–	–	(3,024)
Creditors falling due in more than one year	(226)	–	–	(226)
Deferred income	(11,552)	–	–	(11,552)
	15,350	(5,741)	2,228	11,837
Cash consideration including costs (note 18(c))				59,601
Deferred consideration				4,053
Total consideration				63,654
Goodwill arising				51,817

Notes:
1 Alignment of accounting policies includes the write off of capitalised software development costs and *alignment of the tangible fixed assets capitalisation policy.*
2 Other adjustments include the recognition of a deferred tax asset.

Notes to the Accounts – continued

18 Acquisitions - continued

Prior to acquisition the last full set of financial statements of Timberline was prepared for the year ended 31 December 2002 and showed a profit of US $1,757,000 after taxation and amortisation of capitalised software development costs.

The pre-acquisition results for Timberline for the period from 1 January 2003 to 19 September 2003 prepared under Timberline's accounting policies and principles prevailing prior to acquisition were as follows:

	US $'000
Turnover	44,255
Operating loss	(2,039)
Net interest receivable	145
Loss before taxation	(1,894)
Tax benefit	3,195
Profit after taxation	1,301

Other than the profit for the period, there were no other gains or losses.

b Other acquisitions made in the year
The following acquisitions, each for the entire share capital of the relevant company, were made during the year:

1 GFK Technology Limited was acquired on 2 December 2002 for a cash consideration of £1.4m (including costs). The fair value of assets acquired was £0.2m resulting in goodwill of £1.2m.

2 Concept Group was acquired on 7 January 2003 for a cash consideration of £5.2m (including costs), and a deferred element of £0.3m. The fair value of assets acquired was (£0.2m) resulting in goodwill of £5.7m.

3 KTS Group Inc. was acquired on 26 February 2003 for a cash consideration of £3.2m (including costs). The fair value of assets acquired was (£0.5m) resulting in goodwill of £3.7m.

4 Primus Software AG was acquired on 11 March 2003 for a cash consideration of £3.0m (including costs). The fair value of assets acquired was (£0.6m) resulting in goodwill of £3.6m.

5 Promis Software Limited was acquired on 20 March 2003 for a cash consideration of £0.2m (including costs). The fair value of assets acquired was (£0.1m) resulting in goodwill of £0.3m.

6 Winware AG was acquired on 10 April 2003 for a cash consideration of £1.7m (including costs). The fair value of assets acquired was £0.1m resulting in goodwill of £1.6m.

7 ATW Computer Services Limited was acquired on 4 September 2003 for a cash consideration of £1.8m (including costs). The fair value of assets acquired was £0.4m resulting in goodwill of £1.4m.

The assets and liabilities in respect of *these acquisitions* at *fair value* (based on provisional assessments pending final determination of certain assets and liabilities) were:

	Book value £'000	Fair value adjustments: Alignment of accounting policies [1] £'000	Fair value adjustments: Other [2] £'000	Fair value to Group £'000
Intangible fixed assets	231	(231)	–	–
Tangible fixed assets	699	–	–	699
Stocks	121	–	–	121
Debtors	4,920	(119)	2,918	7,719
Cash	2,113	–	–	2,113
Creditors falling due within one year	(8,489)	(9)	–	(8,498)
Deferred income	(2,870)	(5)	–	(2,875)
	(3,275)	(364)	2,918	(721)
Cash consideration including costs (note 18(c))				16,480
Deferred consideration				273
Total consideration				16,753
Goodwill arising				17,474

Notes:
1 Alignment of accounting policies includes the write off of intangible assets and alignment of bad debt and deferred income calculations.
2 Other adjustments include the recognition of a deferred tax asset.

c Analysis of net outflow of cash in respect of acquisitions

Cash consideration:	£'000
Timberline Software Corporation (note 18(a))	59,601
Other acquisitions (note 18(b))	16,480
Cash acquired	(9,872)
	66,209

d Other

During the year ended 30 September 2003 adjustments were made in respect of goodwill on prior year acquisitions of £485,000, due to additional acquisition payments of £837,000, increase to deferred consideration of £359,000 and increase in net assets of £711,000 following the re-appraisal of the fair value of assets and liabilities.

Notes to the Accounts – continued

19 Operating lease commitments

The Group's annual commitment under non-cancellable operating leases comprises:

Operating leases which expire:	2003 Plant and equipment £'000	2003 Land and buildings £'000	2002 Plant and equipment £'000	2002 Land and buildings £'000
Within one year	670	1,950	676	3,154
In one to two years	492	330	450	1,231
In two to five years	132	8,170	496	7,035
In more than five years	-	5,860	1	3,460
	1,294	16,310	1,623	14,880

The Company has no operating lease commitments (2002: none).

20 Capital commitments and contingent liabilities

The Group had a contracted capital commitment for £28,000,000 at the end of the financial year, relating to the new UK office facilities (2002: £55,000,000). The Company did not have any capital commitments (2002: none). The Group and Company had no contingent liabilities at 30 September 2003 (2002: none).

21 Pension commitments

The Group operates pension plans throughout the world. These plans are devised in accordance with local conditions and practices in the country concerned. All pension plans are money purchase pension schemes.

22 Earnings per share

The calculation of basic earnings per ordinary share is based on earnings of £104,151,000 (2002: £89,075,000) being profit for the year, and on 1,276,690,520 (2002: 1,274,526,435) ordinary shares, being the weighted average number of ordinary shares in issue during the year.

The diluted earnings per share is based on profit for the year of £104,151,000 (2002: £89,075,000) and on 1,280,031,692 (2002: 1,280,280,378) ordinary shares, calculated as follows:

	2003 thousands	2002 thousands
Basic weighted average number of ordinary shares	1,276,691	1,274,526
Dilutive share options	3,341	5,754
Adjusted weighted average number of ordinary shares	1,280,032	1,280,280

23 Consolidated cash flow statement

a Reconciliation of operating profit to net cash inflow from operating activities

	2003 £'000	2002 £'000
Operating profit	155,907	137,680
Depreciation	11,787	14,714
Loss on sale of tangible fixed assets	667	412
Exchange movements	2,067	(3,098)
(Increase)/decrease in stocks	(93)	197
Decrease/(increase) in debtors	8,008	(15,679)
Decrease in creditors	(7,112)	(2,682)
Increase in provision for deferred income	12,598	13,634
Net cash inflow from operating activities	183,829	145,178

b Analysis of changes in net cash

	£'000
At 1 October 2002	57,512
Net cash movement	38,634
At 30 September 2003	**96,146**

The net cash balance at 30 September 2003 is disclosed in the balance sheet as cash at bank and in hand of £97,234,000 (2002: £58,795,000), of which £1,088,000 (2002: £1,283,000) is held on short term deposit.

c Analysis of changes in financing during the year

	Share capital (including share premium and merger reserve) £'000	Loans £'000	Obligations under finance leases £'000
At 1 October 2002	515,725	191,583	21
Acquisitions	–	506	–
Gain on options exercised relating to consideration for prior year acquisitions	6	–	–
Non-cash movements	148	620	–
Exchange movements	–	(8,116)	–
Issue cost of loans	–	(225)	–
Net cash flow from financing	1,161	23,476	(21)
At 30 September 2003	**517,040**	**207,844**	–

Notes to the Accounts – continued

23 Consolidated cash flow statement - continued

d Reconciliation of net cash flow to movement in net debt (inclusive of finance leases)

	£'000
Increase in cash in the year	38,634
Reduction in short term deposits	(131)
Issue cost of loans	225
Cash inflow from increase in loans and finance leases	(23,455)
Change in net debt resulting from cash flows	15,273
Loans acquired with subsidiaries	(506)
Non-cash movements	(620)
Exchange movements	8,052
Movement in net debt in the year	22,199
Net debt at 1 October 2002	(132,809)
Net debt at 30 September 2003	**(110,610)**

e Analysis of change in net debt (inclusive of finance leases)

	At 1 October 2002 £'000	Cash flow £'000	Acquisitions £'000	Other £'000	Exchange movements £'000	At 30 September 2003 £'000
Net cash at bank and in hand	57,512	38,634	–	–	–	**96,146**
Short term deposits	1,283	(131)	–	–	(64)	**1,088**
Loans due within one year	(39,076)	39,204	(280)	(37,327)	306	**(37,173)**
Finance leases due within one year	(21)	21	–	–	–	**–**
Loans due after more than one year	(152,507)	(62,455)	(226)	36,707	7,810	**(170,671)**
Total	**(132,809)**	**15,273**	**(506)**	**(620)**	**8,052**	**(110,610)**

Short term deposits are included within cash at bank and in hand in the balance sheet. In the cash flow column above, loan movements are stated net of issue costs.

f Summary of effects of acquisitions on cash flow

A summary of the net cash outflow in respect of acquisitions is given in note 18(c). The acquisitions made during the year did not have a material effect on any of the other cash flow headings.

24 Equity minority interest

The equity minority interest represents a holding of 49% of the ordinary shares in Sage Software Middle East FZ – LLC, and a 25% holding of the ordinary shares in SPRINT7 Sarl.

25 Financial instruments

An explanation of the Group's objectives, policies and strategies for the role of financial instruments in creating and changing the risks of the Group in its activities can be found in the Financial Review on pages 18 to 20.

The disclosures below take advantage of the exemption not to include short term debtors and creditors (except for the currency disclosures).

a Interest rate profile
Financial liabilities

The interest rate profile of the Group's financial liabilities at 30 September 2003 was:

			Fixed rate interest financial liabilities			Financial liabilities on which no interest is paid	
	Total £'000	Floating rate financial liabilities £'000	Principal £'000	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Principal £'000	Weighted average period to maturity Years
Sterling	21,613	21,313	–	–	–	300	1
US Dollar	198,330	171,475	14,876	6.7	2.0	11,979	1
Euro	509	–	180	6.0	1.5	329	1
Swiss Franc	273	–	–	–	–	273	1
Total	**220,725**	**192,788**	**15,056**	**6.7**	**2.0**	**12,881**	**1**

The interest rate profile of the Group's financial liabilities at 30 September 2002 was:

			Fixed rate interest financial liabilities			Financial liabilities on which no interest is paid	
	Total £'000	Floating rate financial liabilities £'000	Principal £'000	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Principal £'000	Weighted average period to maturity Years
Sterling	321	–	21	10.0	1	300	1
US Dollar	205,386	168,507	22,833	6.8	3	14,046	1
Euro	243	–	243	6.0	1	–	–
Swiss Franc	67	–	–	–	–	67	1
Total	**206,017**	**168,507**	**23,097**	**6.8**	**3**	**14,413**	**1**

The floating rate financial liabilities comprise:
- Sterling denominated bank borrowings that bear interest at a rate of 0.66% above LIBOR.
- US Dollar (2002: US Dollar) denominated bank borrowings that bear interest at a rate of 0.55% (2002: 0.55%) above LIBOR (2002: LIBOR).

The financial liabilities on which no interest is paid comprise deferred consideration payable within one year of £12,681,000 (2002: £9,726,000) and in one to two years of £200,000 (2002: £4,687,000).

Financial assets
The Group has cash deposits of £97,234,000 (2002: £58,795,000) of which £44,145,000 (2002: £36,212,000) is held in US Dollars, £34,444,000 (2002: £15,869,000) is in Euros, and £3,407,000 (2002: £2,291,000) in other currencies, with the balance being Sterling cash deposits. All deposits obtain interest at variable rates.

Of the debtors due in more than one year, on which no interest is paid, £250,000 is denominated in Sterling (2002: £654,000), £1,457,000 is in Euros (2002: £1,277,000) and £337,000 is in US Dollars (2002: £443,000).

Notes to the Accounts – continued

25 *Financial instruments* - continued

b Currency exposure

The Group's other currency exposures comprise only those exposures that give rise to net currency gains and losses to be recognised in the profit and loss account. Such exposures reflect the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved. At 30 September 2003 and 30 September 2002, these exposures are immaterial to the Group.

c Maturity of borrowing facilities

The maturity profile of the Group's undrawn commitments was as follows:

	Undrawn 2003 £'000	Undrawn 2002 £'000
In more than two years but not more than five years	**137,236**	148,093

d Fair value of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities:

Primary financial instruments held or issued to finance the Group's operations:	Book value 2003 £'000	Fair value 2003 £'000	Book value 2002 £'000	Fair value 2002 £'000
Cash and short term deposits	**97,234**	**97,234**	58,795	58,795
Other debtors falling due in more than one year	**2,044**	**2,044**	2,374	2,374
Borrowings repayable within one year	**(37,173)**	**(37,669)**	(39,097)	(39,814)
Deferred consideration payable within one year	**(12,681)**	**(12,681)**	(9,726)	(9,726)
Borrowings repayable in more than one year	**(170,671)**	**(170,923)**	(152,507)	(153,302)
Deferred consideration payable in more than one year	**(200)**	**(200)**	(4,687)	(4,687)

Fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

26 Post balance sheet events

On 24 October 2003 the Company announced that it had acquired Grupo SP, S.A., a leading provider of entry-level accounting software in Spain, for an enterprise value of £49.1m, to be paid in cash. SP had net cash of £6.6m upon acquisition, giving an equity value of £55.7m for the transaction.

On 14 November 2003 the Company completed the acquisition of the business and assets of Softline Limited ("Softline"); a company listed on the JSE Securities Exchange South Africa. The acquisition was for an equity value of £66.0m, to be financed using the Company's existing debt facilities. Softline had net cash of £11.1m as at 31 March 2003, giving an enterprise value of £54.9m. Softline is a leading provider of business management software in South Africa and Australia.

Independent Auditors' Report

PricewaterhouseCoopers

Independent auditors' report to the members of The Sage Group plc

We have audited the financial statements which comprise the Consolidated Profit and Loss Account, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Total Recognised Gains and Losses, the Reconciliation of Movements in Equity Shareholders' Funds, the Company Balance Sheet and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration Report ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' Report, the unaudited part of the Remuneration Report, the Chairman's and Chief Executive's Review, the Financial Review and the Corporate Governance Statement.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 September 2003 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Newcastle upon Tyne

22 December 2003

Notice of Meeting

Notice is hereby given that the sixteenth Annual General Meeting of The Sage Group plc will be held at Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ at 11.00am on Thursday 4 March 2004 for the following purposes:

Ordinary Business
To consider and, if thought fit, to adopt the following resolutions which will be proposed as ordinary resolutions:

1 To receive and consider the audited accounts for the year ended 30 September 2003 together with the reports of the directors and the auditors.

2 To declare a final dividend recommended by the directors of 1.095 pence per ordinary share for the year ended 30 September 2003 to be paid on 12 March 2004 to members whose names appear on the register on 13 February 2004.

3 To re-elect Mr M E W Jackson as a director.

4 To re-elect Mr P A Walker as a director.

5 To re-elect Mr P S Harrison as a director.

6 To re-elect Mr P L Stobart as a director.

7 To re-appoint Messrs PricewaterhouseCoopers LLP as Auditors to the Company and to authorise the directors to determine their remuneration.

8 That the Remuneration Report forwarded to shareholders with this Notice of Annual General Meeting be approved.

Special Business
As special business, to consider and, if thought fit, to pass the following resolutions, of which resolution number 9 will be proposed as an ordinary resolution and resolution number 10 will be proposed as a special resolution:

9 That:

a) subject to and in accordance with Article 6 of the Company's Articles of Association, the directors be authorised to allot relevant securities up to a maximum nominal amount of £4,263,861;

b) all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect; and

c) this authority shall expire at the conclusion of the next Annual General Meeting of the Company.

10 That, subject to and in accordance with Article 7 of the Company's Articles of Association, the directors be given power to allot equity securities for cash and that, for the purposes of paragraph 1(b) of Article 7, the nominal amount to which this power is limited is £639,579.

By Order of the Board

M J Robinson
Secretary

Registered office:
Sage House
Benton Park Road
Newcastle upon Tyne
NE7 7LZ

12 January 2004

Notes:
(i) A member entitled to attend and vote may appoint one or more proxies to attend and vote instead of him. A proxy need not also be a member.
(ii) To be valid, a Form of Proxy and any power of attorney or other authority (if any) under which it is signed (or a duly certified copy thereof) must be lodged with the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6UU, or received via the sharevote website, no later than 11.00am on Tuesday 2 March 2004. The completion and return of a Form of Proxy will not prevent a member who wishes to do so from attending and voting in person.
(iii) Copies of the service contracts and terms of appointment of the directors are available for inspection at Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ during normal business hours on any weekday (weekends and public holidays excepted).
(iv) The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members registered in the register of members of the Company as at 6.00pm on 2 March 2004 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after 6.00pm on 2 March 2004 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting.
(v) If you return paper and electronic proxy instructions, those received last by the Registrar before the latest time for receipt of proxies will take precedence. You are advised to read the website terms and conditions of use carefully. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged.

Financial Calendar

AGM	4 March 2004
Dividend Payments	
Final payable – year ended 30 September 2003	12 March 2004
Interim payable – period ending 31 March 2004	June 2004
Results Announcements	
Interim results – period ending 31 March 2004	11 May 2004
Final results – year ending 30 September 2004	1 December 2004

Design and production **Gardiner Richardson** Illustrations **Myles Talbot** Board photography **Mike Abrahams** Printed by **Statex Colour Print**

The Sage Group plc

Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ
Tel +44 191 294 3000 Fax +44 191 294 0002 www.sage.com

FILE NO. 82-34736

UPDATE TO ANNEX B, ITEM 5

File No. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number	2231246
:ompany name in full	The Sage Group plc

ihares allotted (including bonus shares):

iate or period during which hares were allotted
'f shares were allotted on one date nter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	01	2004			

:lass of shares *ordinary or preference etc)*	Ordinary		
Jumber allotted	3,570		
Jominal value of each share	1p		
ımount (if any) paid or due on each ;hare *(including any share premium)*	140.00p		

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

⁄₀ that each share is to be reated as paid up			

:onsideration for which he shares were allotted
This information must be supported by he duly stamped contract or by the duly itamped particulars on Form 88(3) if the :ontract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

File No. 82-34736

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Part ID: 092/Desig: SHAREOPT	Class of shares allotted	Number allotted
Address P O Box 1025 , Commercial Union House	Ordinary	3,570
39 Pilgrim Street, Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	3,570
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 26 January 2004.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./VAM/5114 Tel: 01903 833436
DX number DX exchange

File No. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CFPO83

Company Number: 2231248

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	01	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,670		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	136.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

File No. 82-34736

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited DES SHAREOPT	Class of shares allotted	Number allotted
Address P O Box 1025, Commercial Union House,	Ordinary	3,670
89 Pilgrim Street, Newcastle Upon Tyne NE99 1SX		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	3,670
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 22. JAN. 2004.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./SK/5081 Tel: 01903 833436

DX number DX exchange

File No. 82-34736

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

'O83

pany Number: 2231246

pany name in full: The Sage Group plc

res allotted (including bonus shares):

or period during which
s were allotted
res were allotted on one date
that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	01	2004			

s of shares *(ary or preference etc)*	Ordinary		
ber allotted	18,380		
inal value of each share	1p		
unt (if any) paid or due on each e *(including any share premium)*	136p		

the names and addresses of the allottees and the number of shares allotted to each overleaf

e allotted shares are fully or partly paid up otherwise than in cash please state:

iat each share is to be ted as paid up			

sideration for which
shares were allotted
information must be supported by ily stamped contract or by the duly ed particulars on Form 88(3) if the act is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Part ID: 092/Desig: SHAREOPT Address P O Box 1025, Commercial Union House 39 Pilgrim Street, Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	18,380
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	18,380

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 23. JAN. 2004.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/VAM/5071 Tel: 01903 833436

DX number DX exchange

File No. 82-34736

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

IFPO83

ompany Number	2231246
ompany name in full	The Sage Group plc

iares allotted (including bonus shares):

te or period during which
ares were allotted
shares were allotted on one date
er that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
14	01	2004			

ass of shares *dinary or preference etc)*	Ordinary		
imber allotted	200000		
iminal value of each share	1p		
nount (if any) paid or due on each are *(including any share premium)*	81.10p		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

he allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up			

nsideration for which
shares were allotted
is information must be supported by
duly stamped contract or by the duly
mped particulars on Form 88(3) if the
itract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ames and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: DEUTSCHE NOMINEES LIMITED DES:DEP0001 Part ID:49001	Class of shares allotted	Number allotted
Address 23 GREAT WINCHESTER STREET	Ordinary	200000
LONDON		
UK Postcode EC2P 2AX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	200000
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 20.01.2004.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./PCT/4998 Tel: 01903 833421
DX number DX exchange

File No. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

PO83

npany Number: 2231246

npany name in full: The Sage Group plc

ares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
e or period during which res were allotted *hares were allotted on one date r that date in the "from" box.)*	12	01	2004			

ss of shares *inary or preference etc)*	Ordinary		
nber allotted	56,350		
minal value of each share	1p		
iount (if any) paid or due on each ire *(including any share premium)*	34.6p		

t the names and addresses of the allottees and the number of shares allotted to each overleaf

he allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up			

nsideration for which shares were allotted *is information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the tract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs.Lesley Anne Renforth Address 4 Kilburnie Close Victoria Glade Newcastle upon Tyne UK Postcode NE7 7FQ	Class of shares allotted Ordinary	Number allotted 56,350
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **56,350**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 20.01.2004.

director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/LB5899 Tel: 01903 833415
DX number DX exchange

File No. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shar

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	01	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	60,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	136.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee /UK/ Limited Part ID:BH01/Desig: 909780 Address Mariner House, Pepys Street London UK Postcode EC3N 4DA	Class of shares allotted Ordinary	Number allotted 60,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 60,000

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** ____________

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./VAM/4948 Tel: 01903 833436

File No. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	07	01	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	50,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	81.10p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

04-02-04 11:54 From: +441912940002 T-241 P.20/21 Job-539

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Part ID: 092/Desig: SHAREOPT		
Address P O Box 1025, Commercial Union House	Ordinary	50,000
39 Pilgrim Street, Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	50,000
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 14 January 2004.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./VAM/4891 Tel: 01903 833436
DX number DX exchange

FILE NO. 82-34736

UPDATE TO ANNEX C

	Date	Press Information Title
1.	1-14-04	Disclosure Of Interest In Shares
2.	1-14-04	Directors' Shareholdings
3.	1-29-04	Section 198 Notification
4.	1-30-04	Annual Report and Accounts 2003
5.	2-04-04	Disclosure Of Interest In Shares

RNS Number:2373U
Sage Group PLC
14 January 2004

Sage Group plc (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company received notification on 13 January 2004 that Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the Ordinary shares of 1p each in the Company.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEZLFFZFBBBBK

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Multi-market trading from Amex Sharepeople. Click Here.

	Change (p)	Change (%)	Cur	Bid	Offer	High	Low	Open	Volume
↓	-2.75	-1.4%	191.75	191.5	191.75	195.0	191.25	195.0	1,773,546

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	560.345	151.037	8.16	23.56	24

Type	Size	Price	Date	Tr. Time	Units
AT	396	191.75	4/2/04	11:36	GBX

Recent News

Date	Time	Source	Headline
30/01/04	16:08	UKREG	Annual Report and Accounts 2003
29/01/04	16:08	UKREG	Holding(s) in Company
14/01/04	16:10	UKREG	Director Shareholding
14/01/04	15:11	UKREG	Holding(s) in Company
06/01/04	06:33	AFXF	OUTLOOK INVU becomes UK's first IPO in 2004 with 6 mln stg AIM listing
05/01/04	15:35	AFXF	OUTLOOK INVU becomes UK's first IPO in 2004 with 6 mln stg AIM listing

More

Recent BB Discussio

Date	Time	Source	Headline
04/02/04	10:16	FBB	CAN SAGE make it t stock
17/12/03	11:28	FBB	SAGE SELL!SELL!!
10/06/03	23:12	FBB	Irritating news
04/06/03	19:58	FBB	Good days not far a
16/05/03	11:09	FBB	100p -- Only debate
15/05/03	15:00	FBB	SAGE ....a "BUY
19/12/02	18:19	FBB	SAGE next years Ch

RNS Number:2454U
Sage Group PLC
14 January 2004

The Sage Group plc (the "Company")

DIRECTORS' SHAREHOLDINGS

The Company has been informed that on 13 January 2004 Guy Berruyer, a director of the Company, exercised options over 200,000 Ordinary shares of 1p each in the Company at an exercise price of 81.1p per share, under the terms of The Sage Group (No.2) Executive Share Option Scheme.

On 14 January 2004 Mr Berruyer subsequently sold 200,000 Ordinary shares of 1p each at a price of 193.4 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSQZLFFZFBBBBK

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Multi-market trading from Amex Sharepeople. Click Here.

	Change (p)	Change (%)	Cur	Bid	Offer	High	Low	Open	Volume
↓	-2.75	-1.4%	191.75	191.5	191.75	195.0	191.25	195.0	1,773,545

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	560.345	151.037	8.16	23.56	24

Type	Size	Price	Date	Tr.Time	Units
AT	396	191.75	4/2/04	11:36	GBX

RNS Number:7994U
Sage Group PLC
29 January 2004

The Sage Group plc ("the Company")

SECTION 198 NOTIFICATION

The Company received notification on 28 January 2004 that The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International S.A., Capital International, Inc., and Capital International Limited, have an interest in 43,955,817 Ordinary shares of 1p each of the Company.

This represents 3.434% of the issued share capital of the Company.

The holdings are registered in the following names :-

Capital Guardian Trust Company

Registered Holder	Number of Shares
Chase Nominees Limited	793,400
Nortrust Nominees	507,400
Mellon Nominees (UK) Limited	37,100
Total	1,337,900

Capital International Limited

Registered Holder	Number of Shares
State Street Nominees Limited	551,770
Bank of New York Nominees	13,298,637
Nortrust Nominees Limited	2,251,000
Chase Nominees Limited	4,264,760
Midland Bank plc	290,500

Bankers Trust	514,300
Barclays Bank	154,400
Citibank London	120,800
Morgan Guaranty	594,200
Nortrust Nominees Limited	7,238,458
State Street Bank & Trust Co.	1,567,267
Deutsche Bank AG	2,631,600
HSBC Bank plc	1,865,500
Mellon Bank N.A.	435,400
Northern Trust South Africa	285,200
KAS UK	39,200
Mellon Nominees (UK) Limited	137,500
Bank One London	208,200
Total	36,448,692

Capital International S.A

Registered Holder	Number of Shares
Chase Nominees Limited	841,000
Royal Bank of Scotland	89,800
Midland Bank plc	10,900
State Street Bank & Trust Co	90,200
Lloyds Bank	38,500
Citibank Toronto	27,800
Total	1,098,200

Capital International, Inc.

Registered Holder	Number of Shares
State Street Nominees Limited	1,750,100
Bank of New York Nominees	317,025

Chase Nominees Limited	2,579,900
Nortrust Nominees	85,000
State Street Bank & Trust Co	22,800
Citibank NA Toronto	255,500
HSBC Bank plc	32,600
Citibank London	28,100
Total	5,071,025

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKLYLZFBBBBZ

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Multi-market trading from Amex Sharepeople. Click Here.

	Change (p)	Change (%)	Cur	Bid	Offer	High	Low	Open	Volume
↓	-2.75	-1.4%	191.75	191.5	191.75	195.0	191.25	195.0	1,773,545

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	560.345	151.037	8.16	23.56	24

Type	Size	Price	Date	Tr.Time	Units
AT	396	191.75	4/2/04	11:36	GBX

Recent News

Date	Time	Source	Headline
30/01/04	16:08	UKREG	Annual Report and Accounts 2003
29/01/04	16:08	UKREG	Holding(s) in Company
14/01/04	16:10	UKREG	Director Shareholding
14/01/04	15:11	UKREG	Holding(s) in Company
06/01/04	08:33	AFXF	OUTLOOK INVU becomes UK's first IPO in 2004 with 8 mln stg AIM listing
05/01/04	15:35	AFXF	OUTLOOK INVU becomes UK's first IPO in 2004 with 8 mln stg AIM listing
24/12/03	12:06	UKREG	Director Shareholding

More

Recent BB Discussio

Date	Time	Source	Headline
04/02/04	10:16	FBB	CAN SAGE make it t stock
17/12/03	11:26	FBB	SAGE SELL!SELL!!
10/06/03	23:12	FBB	Irritating news
04/06/03	19:58	FBB	Good days not far a
16/05/03	11:09	FBB	100p -- Only debate
15/05/03	15:00	FBB	SAGE ....a "BUY
19/12/02	18:19	FBB	SAGE next years Ch
08/12/02	23:09	FBB	Sage cooking the bo

The Sage Group PLC

30 January 2004

Annual Report and Accounts 2003

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0) 207 066 1000

END

Sage Grp (SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

Multi-market trading from Amex Sharepeople. Click Here.

	Change (p)	Change (%)	Cur	Bid	Offer	High	Low	Open	Volume
↓	2.75	-1.4%	191.75	191.5	191.75	195.0	191.25	195.0	1,773,545

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	560.345	151.037	8.16	23.56	24

Type	Size	Price	Date	Tr. time	Units
AT	396	191.75	4/2/04	11:36	GBX

Recent News

Date	Time	Source	Headline
30/01/04	16:08	UKREG	Annual Report and Accounts 2003
29/01/04	16:08	UKREG	Holding(s) in Company

More

Recent BB Discussio

Date	Time	Source	Headline
04/02/04	10:18	FBB	CAN SAGE make it t stock

RNS Number:0314V
Sage Group PLC
04 February 2004

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST IN SHARES

The Company received notification on 3 February 2004 from Threadneedle Asset Management Limited that, Zurich Financial Services and its group have a notifiable interest in 42,942,983 Ordinary shares of 1p each, representing 3.35% of the Company's issued share capital.

The holdings are registered in the following names :

Registered	Account	Holding
BNY (OCS) Nominees Limited	A/c 219064	1,302,629
BNY (OCS) Nominees Limited	A/c 219059	1,087,958
Littledown Nominees Limited	A/c 09890	691,801
Littledown Nominees Limited	A/c 07199	221,705
Littledown Nominees Limited	A/c 02642	1,300,000
Littledown Nominees Limited	A/c 21688	1,928,285
Littledown Nominees Limited	A/c 07205	1,704,822
Littledown Nominees Limited	A/c 02891	30,919.566
Littledown Nominees Limited	A/c 07207	3,786,217
TOTAL		42,942,983

Notes

Littledown Nominees Limited is a nominee for the ZFS Group subsidiaries: Allied Dunbar Assurance plc, Eagle Star Insurance Company Ltd; Eagle Star Life Assurance Company Ltd; Zurich Financial Services UK Pension Trustee Ltd; Eagle Star Executives Pension Trustee Ltd; Eagle Star Securities Ltd; Sceptre Trust Ltd; Home & Overseas Insurance Company Ltd. It is also a nominee for various companies not within the ZFS Group.

BNY (OCS) Nominees Ltd is a nominee for the ZFS Group subsidiaries: Zurich Insurance Company (UK) Ltd and Zurich International (UK) Ltd. It is also a nominee for various companies not within the ZFS Group.

ZFS is Zurich Financial Services Ltd, a company incorporated in Switzerland.

This notification is made on behalf of:

Allied Dunbar Assurance plc;

Eagle Star Group Services Ltd, Zurich Financial Services UK Pension Trustee Ltd, Eagle Star Life Assurance Company Ltd, Eagle Star Executives Pension Trustee Ltd, and Eagle Star Holdings Ltd;

Zurich Insurance Company (UK) Ltd

Allied Zurich Holdings Ltd, Zurich Financial Services (UKISA) Ltd, Zurich Group Holding, Zurich Insurance Company, and Allied Zurich plc the intermediate holding companies of the aforementioned companies, and Zurich Financial Services, their ultimate holding company.

The shares could be available for lending and this could lead to a short term re-registration

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQZLFBZLBXBBL

Sage Grp.(SGE) Cli

Name	Symbol	Market	Type	ISIN
Sage Grp.	LSE:SGE	London Stock Exchange	Equity	GB0008021650

	Change (p)	Change (%)	Cur	Bid	Offer	High	Low	Open	Volume
↑	0.25	0.1%	192.0	192.0	192.75	192.0	190.5	190.5	192,608

Sector	Turnover (m)	Profit (m)	EPS - Basic	PE ratio	Mkt
Software & Computer Services	560.345	151.037	8.16	23.499	24

Type	Size	Price	Date	Tr.Time	Units
AT	2,706	192.0	6/2/04	8:07	GBX

Recent News

Date	Time	Source	Headline
04/02/04	16:35	UKREG	Holding(s) in Company
30/01/04	16:06	UKREG	Annual Report and Accounts 2003
29/01/04	16:08	UKREG	Holding(s) in Company
14/01/04	16:10	UKREG	Director Shareholding
14/01/04	15:11	UKREG	Holding(s) in Company
06/01/04	06:33	AFXF	OUTLOOK INVU becomes UK's first IPO in 2004 with 8 mln stg AIM listing
05/01/04	15:35	AFXF	OUTLOOK INVU becomes UK's first IPO in 2004 with 8 mln stg AIM listing

More

Recent BB Discussio

Date	Time	Source	Headline
05/02/04	11:38	FBB	CAN SAGE make it t stock
17/12/03	11:28	FBB	SAGE SELLISELL!!
10/06/03	23:12	FBB	Irritating news.
04/06/03	19:56	FBB	Good days not far a
16/05/03	11:09	FBB	100p – Only debate
15/05/03	15:00	FBB	SAGE ... a "BUY
19/12/02	18:19	FBB	SAGE next years Ch
06/12/02	23:09	FBB	Sage cooking the bo